
07085294

ROBBINS MYERS

2007 Annual Report






Methodologies
Milestones

Just The Beginning

Company Profile

Robbins & Myers, Inc. is a leading supplier of engineered equipment and systems for critical applications in global energy, industrial, chemical and pharmaceutical markets. Our success is based on close and continuing interaction with our customers, application engineering expertise, innovation, customer support and a competitive cost structure.

Our strategy is to focus on markets with superior growth potential where customers value our differentiated products and total solution capabilities, and to broaden our international presence in emerging markets.

Robbins & Myers is headquartered in Dayton, Ohio, USA with primary facilities in 14 countries to serve our global customers. Shares of Robbins & Myers are traded on the New York Stock Exchange under the "RBN" ticker symbol; the Company is included in the S&P SmallCap 600 and the Russell 2000 Indices.

Selected Financial Highlights *(In millions, except per share data)*

Years Ended August 31,	2005	2006	2007	'06-'07 Change
Backlog	$ 116	$ 174	$ 194	11%
Sales	$ 605	$ 625	$ 695	11%
Sales (excluding divested product lines)	$ 550	$ 592	$ 692	17%
EBIT Margin	3.5%	1.2%	13.6%	
EBIT Margin (excluding special items)	5.2%	7.4%	13.1%	
Cash Flow (from operating activities)	$ 26	$ 41	$ 65	60%
EBITDA	$ 40	$ 25	$ 109	336%
EBITDA (excluding special items)	$ 50	$ 63	$ 106	68%
Diluted EPS	$(0.02)	$(1.31)	$2.96	
Diluted EPS (excluding special items)	$ 0.50	$ 1.26	$2.84	125%
Cash	$ 23	$ 48	$ 116	142%
Debt	$ 175	$ 106	$ 103	-3%

See page 55 for a reconciliation of non-GAAP items.

Our Transformation *Continues*

Sales *(excluding divested product lines)*

We are leveraging favorable conditions in our primary end markets, which include energy, chemical and pharmaceutical, to increase customer focus, expand geographic reach and develop new applications and products.

up 17%

2006 – 2007



In millions
$700 –
$525 –
$350 –
$175 –
$0 –
$550
$592
$692
2005
2006
2007

EBIT Margin *(excluding special items)*

Our improved business structure reduces complexity and cost, and facilitates better operating capabilities.

up 570 basis points

2006 – 2007



15% –
10% –
5% –
0% –
5.2%
7.4%
13.1%
2005
2006
2007

Diluted EPS *(excluding special items)*

The Company's increasing profitability reflects our primary goal to create shareholder value and indicates the untapped potential within Robbins & Myers.

up 125%

2006 – 2007



$3.00 –
$2.00 –
$1.00 –
$0 –
$0.50
$1.26
$2.84
2005
2006
2007

Less Is *Becoming More*

A platform creates a solid foundation for success. This is the simple philosophy that has driven our successful realignment of multiple business units into three business platforms. Our improved structure is enabling us to leverage assets, purchasing power, common markets and more. A less complex organization is making possible the deployment of common business systems, which creates additional opportunities for operational improvements. We are removing the internal roadblocks that discouraged collaboration among our different global sites, allowing us to more rapidly adopt best practices, including lean operating methods, across the enterprise. The power of simplification is demonstrated by the 790-basis-point increase in adjusted operating margins since the end of 2005.



We are removing the internal roadblocks that discouraged collaboration among our different global sites, allowing us to more rapidly adopt best practices, including lean operating methods, across the enterprise.

Lean Is Just *Beginning to Take Shape*

"Done" is one word that will never be associated with our continuous improvement efforts. Whether it is reconfiguring a plant floor into a more productive layout or value stream mapping our customer quotation process, our lean opportunities outnumber our lean accomplishments to date. Our associates are just beginning to see the power of reducing complexity and eliminating waste in everything we do – from supply chain management, to material flow, production and beyond. As lean principles become embraced throughout Robbins & Myers, we will create an environment where continuous improvement is simply the way we work. In turn, this creates on-going opportunity for improved customer satisfaction, cost reduction, productivity enhancement and margin expansion.





Working Capital Is Working Smarter

The operational transformation of our Company has resulted in a capital transformation as well. Our lean activities are expected to improve working capital turns. As our businesses have been reconfigured, over the past three years we have divested underutilized assets and non-core product lines for total proceeds of $57 million, resulting in higher asset returns and operating margins. We have also improved our capital structure, turning a net debt position into a net cash position, and we secured an expanded credit facility with more favorable terms. We plan to use our solid balance sheet to support profitable growth, deploying capital into existing businesses and strategic acquisitions that meet our clearly defined criteria.



Our intent is to heighten the level of customer intimacy to understand current customer needs and anticipate future requirements, so that we respond to these changes faster than competitors.





Future Opportunity Is Emerging Today

Robbins & Myers' transformation is moving beyond realignment and restructuring toward the realization of a customer-focused organization. Our intent is to heighten the level of customer intimacy to understand current customer needs and anticipate future requirements, so that we respond to these changes faster than competitors. This effort will manifest itself through increased marketing, targeted product development and application engineering, key account management and geographic expansion. We will strive to move from a product supplier to a solutions partner with our customers, creating competitive advantage and profitable growth for them and for us.

To Our Shareholders

Transformation and change have been, and continue to be, *the* operative words for Robbins & Myers. Since we embarked upon a campaign to reinvigorate the Company in fiscal 2005, we have said consistently that our intention was to position our businesses for long-term sustainable and profitable growth. As you have read on the preceding pages, our team is making significant progress toward this goal. These accomplishments and results to date, however, are truly just the beginning of what we believe will be a new era of growth and prosperity for Robbins & Myers. Our results from the past year provide an encouraging preview of the potential that has yet to be fully released.

Fiscal 2007 was a record year by every measure of performance. Favorable end markets, new products and applications, as well as more effective sales programs contributed to a 17% increase in sales from on-going product lines. For the full year, we achieved total sales of $695 million. Completed restructuring programs and a reduced manufacturing footprint, along with sales volume increases, led to greater operating leverage and an adjusted operating margin of 13.1%, 570 basis points higher than in 2006. We produced more cash from operations than ever – $65 million, up 60% from the prior year. We also created more shareholder value than ever before. We achieved diluted earnings per share of $2.96. Excluding special items, EPS more than doubled to $2.84.

Strong Performance on All Fronts

This performance was even more gratifying because it was broad-based. All three of our business segments demonstrated marked improvement, though each is in a different phase of transformation. A closer look at each segment reveals not only our progress to date, but also the remaining upside potential within many areas of the business.

The Fluid Management Group (FMG) has made the greatest strides toward operating as a more streamlined, single-business entity. Thanks, in part, to its more concentrated North American geographic footprint, this group is beginning to enjoy the benefits of a realigned business platform and numerous organic growth initiatives. Capitalizing on robust energy and industrial markets, FMG has focused on new product introductions and new applications for existing products, such as introducing its industrial pumps into energy markets. Such measures, combined with better leverage of fixed costs, contributed to year-over-year sales growth of 19% and operating margin expansion of 320 basis points to 26.3%.

Though still in the early phase of integration, our Process Solutions Group (PSG) also turned in a strong performance. Sales increased 19%, while adjusted operating margins expanded 480 basis points to 9.8%, reflecting the benefits from restructuring efforts



Peter C. Wallace
President and Chief Executive Officer

"Fiscal 2007 was a record year by every measure of performance. Favorable end markets, new products and applications, as well as more effective sales programs contributed to a 17% increase in sales from on-going product lines."

completed in 2006. PSG has benefited from stronger core end markets, namely chemical processing and pharmaceuticals, as well as new product applications in the bio-fuels market. In this strong market environment, PSG is actively unifying its operations. A number of autonomous business units are now consolidating into three regional teams in Europe, Asia and the Americas. In the process, PSG is creating a management matrix with site leaders focused on operational execution and functional leaders developing best practices.

Our packaging and secondary processing equipment business, Romaco, divested two non-core product lines during 2007 and completed its announced sales and service center restructuring projects. With restructuring programs now behind us, Romaco is positioned for profitable growth. Excluding disposed product lines, Romaco sales grew by 11% in 2007. A more simplified business and improved cost structure, along with strengthening end markets, allowed Romaco to return to profitability for the year. Operating margins improved sequentially each quarter throughout the year.

The Next Performance Level

Our transformation to date would not have occurred without the persistence, dedication and passion that exists among our senior leadership team and the more than 3,200 associates throughout Robbins & Myers. This team has executed the fundamentals necessary to transform Robbins & Myers from a holding company into an engaged operating organization. A new culture is developing in which our associates embrace our core values of integrity, stretch performance, creativity and a bias for action – all focused around better serving our customers. These attributes are critical to ensuring that we sustain this momentum, as we have much more to accomplish.

Entering fiscal 2008, you will see us continuing many of the same activities. We are simplifying the business and identifying ways to share resources across the Company. As our employees begin to embrace lean operating practices as a "way of life," continuous improvement will become an integral part of our culture. Our new organization, along with investments in key enablers such as business systems integration and supply chain management, should allow us to further leverage resources and improve profits.

Over the coming year, our transformation will evolve with greater external focus. A major objective is to expand the concept of key account management within our businesses and enhance sales training and management development programs. We intend to be a marketing-driven and customer-focused organization with a goal of understanding and responding to customer needs better than anyone else. This understanding, in turn, will drive actions throughout our organization and set the standard for nearly every action we take – from product development, to R&D, to manufacturing footprint, to geographic expansion.

Increasing our presence in Asia is another top priority. Our investments in this region will enable us to more fully participate in its fast-growing markets, such as the chemical industry,

	Cumulative Period Ending August 31,					
	2002	2003	2004	2005	2006	2007
Robbins & Myers, Inc.	**$100.00**	**$121.77**	**$103.38**	**$119.91**	**$158.97**	**$300.87**
Russell 2000	$100.00	$129.08	$143.73	$176.94	$193.50	$215.48
S&P Industrial Machinery	$100.00	$122.70	$148.00	$161.05	$172.78	$227.39

This information compares the cumulative total shareholder returns for Robbins & Myers common stock with the cumulative total returns for the Russell 2000 Index and the Industrial Machinery component of the S&P 600 Index for our last five fiscal years. This information assumes the investment of $100 in Robbins & Myers common stock and each of the specified indices on August 31, 2002, and assumes reinvestment of all cash dividends.

> *"Based on our financial results, there is no question that we are beginning to unleash the potential inherent within Robbins & Myers. Our results to date are just a beginning."*

wastewater treatment and other key industries that support infrastructure development. During fiscal 2007, we increased our investments in China and India to boost capacity and meet growing customer demand. We also made some strategic additions to our leadership team in China to ensure that we obtain full advantage of sales opportunities in the region.

Improved operating profit, a strong management team and a healthy balance sheet give us the wherewithal to pursue meaningful strategic acquisitions. Over the past 12 months, our net debt-to-net capitalization ratio has decreased from 14% to a net cash position. Additionally, a new bank credit facility is in place to provide the financial flexibility to fund growth.

Just The Beginning

Our Board of Directors is an active supporter and advisor in the Company's ongoing transformation. This past year, Jerome F. Tatar retired from our Board of Directors. Jerry served on the Board for 16 years and was a major contributor to our success during the Company's period of transformation.

In March 2007, Andrew G. Lampereur, Executive Vice President & Chief Financial Officer of Actuant Corporation, joined our Board. Andy brings relevant experience in growing industrial manufacturing companies through internal growth and acquisitions, and we are delighted to have him as a new director.

When we launched ***"Creating Our Future"*** two years ago, our goal was to improve performance without reliance on strengthening end markets and to manage areas of the business that were under our immediate control. Based on our financial results, there is no question that we are beginning to unleash the potential inherent within Robbins & Myers. Our results to date are just a beginning.

The true potential of Robbins & Myers still lies before us in more intimate customer relationships, in new market applications we are identifying, in new products we are developing and in more productive and efficient manufacturing operations. We have developed a senior management team and an organization that is capable of even greater accomplishments. We look forward to demonstrating all of this potential, and more.

Best regards,



Peter C. Wallace
President and Chief Executive Officer



Thomas P. Loftis
Chairman

Return to Shareholders

■ Robbins & Myers
■ Russell 2000
□ S&P Industrial Machinery


$300
200
100
0
8/02
8/03
8/04
8/05
8/06
8/07

Successful execution of our strategy has created significant shareholder value.



A Conversation with Peter Wallace

Q. When you say you are transforming Robbins & Myers from a holding company into an operating company, what do you mean?

At the highest level, it means corporate management helps our businesses realize their potential. We accomplish this objective in numerous ways, such as talent assessment and development – by helping good people be even better. We share best practices across the enterprise, and we ensure our associates possess important skills such as sales management and financial analysis. We deploy value-creating initiatives, such as lean and key account management, across the entire Company to optimize performance. And we help prioritize investments to maximize business performance and shareholder value creation. Overall, I would say we are creating a performance culture within Robbins & Myers.

Q. Please elaborate on the rationale for the restructuring efforts you completed in 2007. Do you anticipate any further restructuring projects?

The simplest answer is that Robbins & Myers needed to transition from a complex collection of small, regional businesses to consolidated global platforms with scale benefits. In the past, our businesses seldom cooperated and, in fact, sometimes competed against one another. Since the beginning of 2005, we closed or divested 13 facilities and non-core product lines and used the proceeds, which totaled over $50 million, to fully fund restructuring costs. The results of these efforts include improved capabilities, better utilization of assets and a more competitive cost structure. SG&A expense, for example, has decreased from 27.4% of sales in 2005 to 21.8% in 2007. With our new structure in place, I would expect any future restructuring actions to be opportunistic and self-funding, reflecting our bias for continuous improvement.

Q. You mentioned lean as an important initiative. How far along are your lean programs?

We are far enough along to point to some wins, but it's still very early in the game. Most of these early wins have been stand-alone projects to improve manufacturing throughput while minimizing capital investment. While the initial results are encouraging, we are still working on larger, more integrated initiatives to further eliminate non-value-added activities as we streamline manufacturing processes. We also intend to take lean into our back office and support functions. Everyone within Robbins & Myers is learning that lean is a journey, not a destination, meaning we will never be finished. The goal is to develop a continuous improvement culture that creates productivity and efficiency gains at all levels of our business.

Q. Where do you see your biggest opportunities for organic growth?

More share, more markets, more products. Let's start with share. Better management of key accounts, for instance, can help us win a greater share of the customer's spend. Similarly, we can leverage customer relationships across our business platforms. For example, within our Fluid Management Group we are leveraging customer relationships in energy markets to sell industrial pumps. In terms of market expansion, we increased our Chinese production capacity and management team capabilities during this past year to better identify and capture opportunities from rapidly growing markets in Asia. Finally, on the product front, we are investing in marketing and product development to better leverage our strong customer knowledge into new applications that improve customer productivity. For example, our Process Solution Group offers an effective solution with global applications to reduce pollution from coal-fired power plants.

Q. How are you prioritizing your free cash flow?

After three years of hard work, we're delighted to be in a position where cash exceeds debt and we can discuss free cash flow priorities! Our first priority will always be to invest in our businesses to support their profitable growth strategies. As an operating company, our senior leadership team is better positioned to ensure these investments will create value for our shareholders. Our expanded capabilities and stronger performance also enable the Company to consider targeted acquisitions. Finally, we were pleased to increase our dividend in 2007 for the first time in eight years, a sign of our improved financial condition.

Q. What is your approach to acquisitions?

Over the past few years, we have deliberately built a team that can take Robbins & Myers to the next level. While we remain primarily focused on optimizing the performance of our three existing platforms, we have begun to review bolt-on acquisition opportunities that can create value through increased customer offerings, expanded geographic reach, or scale. Our expanded financial and operating capabilities also give us the confidence to consider investing in new industrial platforms. Our disciplined approach to acquisitions means that we will always have an integration plan and a clear pathway for creating shareholder value.

"We are creating a performance culture within Robbins & Myers."

Robbins & Myers *At-A-Glance*

 Fluid Management	 Process Solutions	 Romaco®
Business Description		
Our Fluid Management business engineers, manufactures, and markets progressing cavity surface and down-hole pumps and systems, power sections, grinding systems, pipeline closures and wellhead products and solutions. Major brands include R&M Energy Systems®, Moyno®, Yale®, New Era®, Sentry®, Hercules® and TARBY®.	Our Process Solutions business designs, manufactures and services glass-lined reactor systems, mixing equipment and agitation systems, thermal fluid systems and fluoropolymer-based products. Major brands include Pfaudler®, Tycon-Technoglass®, Chemineer® and Edlon®.	Our Romaco business segment designs, manufactures and markets packaging and secondary processing equipment for the pharmaceutical, healthcare, nutriceutical, food and cosmetics industries. Primary brands include Noack®, Siebler®, FrymaKoruma®, Macofar® and Promatic®.
Business Focus		
• Build strategic relationships with customers. • Increase innovation and capabilities. • Expand geographic reach. • Leverage group-wide capabilities to improve productivity.	• Develop new markets and applications for leading products. • Leverage regional best practices throughout the global organization. • Capture benefits from expanded capabilities in China. • Implement lean and other operational improvements.	• Leverage application and product advantages to increase geographic reach. • Strengthen independent regional sales channels. • Increase aftermarket revenues. • Improve production and supply chain processes.
2007 Sales by Region		
 13% 5% 82%	 21% 45% 34%	 22% 20% 58%
■ Americas □ Europe □ R.O.W.	■ Americas □ Europe □ R.O.W.	■ Americas □ Europe □ R.O.W.



Financial Section

The following information is consistent with our Form 10-K filed with the Securities and Exchange Commission ("SEC"). The Annual Report on Form 10-K is available on the SEC web site at www.sec.gov, our web site at www.robn.com, or a copy of that report will be provided without charge upon request.

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2007

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number 0-288

Robbins & Myers, Inc.

(Exact name of Registrant, as specified in its charter)

Ohio	31-0424220
(State or other jurisdiction of incorporation)	(I.R.S. employer identification number)
51 Plum St. Suite 260, Dayton, OH	45440
(Address of principal executive offices)	(Zip code)

(937) 458-6600
(Registrant's telephone number, including area code)

1400 Kettering Tower, Dayton, OH 45423
(Former name and address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value	New York

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirement for at least the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Act. (Check one).

Large Accelerated Filer ☐ Accelerated Filer ☒ Non-accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Aggregate market value of Common Shares, without par value, held by non-affiliates of the Company at February 28, 2007 (the last business day of the Company's second fiscal quarter)....................$544,766,998

Number of Common Shares, without par value, outstanding at October 31, 2007....................17,122,883

DOCUMENT INCORPORATED BY REFERENCE

Robbins & Myers, Inc., Proxy Statement for its Annual Meeting of Shareholders on January 9, 2008; definitive copies of the foregoing will be filed with the Commission within 120 days of the Company's most recently completed fiscal year. Only such portions of the Proxy Statement as are specifically incorporated by reference under Part III of this Report shall be deemed filed as part of this Report.

Part I

Item 1. Business

Important Information Regarding Forward-Looking Statements

Portions of this Form 10-K include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. This includes, in particular, "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K as well as other portions of this Form 10-K. The words "believe," "expect," "anticipate," "project," and similar expressions, among others, generally identify "forward-looking statements," which speak only as of the date the statements were made. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. The most significant of these risks, uncertainties and other factors are described in this Form 10-K (included in "Item 1A – Risk Factors"). Except to the limited extent required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Overview

Robbins & Myers, Inc. is an Ohio corporation. As used in this report, the terms "Company," "we," "our," or "us" mean Robbins & Myers, Inc. and its subsidiaries unless the context indicates another meaning. We are a leading supplier of engineered equipment and systems for critical applications in global energy, industrial, chemical and pharmaceutical markets. Our success is based on close and continuing interaction with our customers, application engineering expertise, innovation, customer support and a competitive cost structure. Our fiscal 2007 sales were approximately $695 million, and no one customer accounted for more than 5% of these sales.

Information concerning our sales, income before interest and income taxes ("EBIT"), identifiable assets by segment and sales and identifiable assets by geographic area for the years ended August 31, 2007, 2006 and 2005 is set forth in Note 12 to the Consolidated Financial Statements included at Item 8 and is incorporated herein by reference.

Fluid Management Segment

Our Fluid Management business segment designs, manufactures and markets equipment and systems used in oil and gas exploration and recovery, specialty chemical, wastewater treatment and a variety of other industrial applications. Primary brands include Moyno®, Yale®, New Era®, TARBY® and Hercules®. Our products and systems include hydraulic drilling power sections; down-hole and industrial progressing cavity pumps and related products such as grinders for applications involving the flow of viscous, abrasive and solid-laden slurries and sludge; and a broad line of ancillary equipment, such as rod guides, rod and tubing rotators, wellhead systems, pipeline closure products and valves. These products and systems are used at the wellhead and in subsurface drilling and production.

Sales, Marketing and Distribution. We sell our rotors and stators for hydraulic drilling power sections through a direct sales force. We sell our tubing wear prevention products and certain wellhead equipment through major distributors as well as our service centers in key oilfield locations worldwide. We sell our wellhead, closure products and industrial pumps through distributors and manufacturers' representatives. Backlog at August 31, 2007 was $43.0 million, compared with $33.3 million at August 31, 2006.

Aftermarket Sales. Aftermarket sales consist principally of selling replacement components for our pumps, as well as the relining of stators and the refurbishment of rotors for the energy market. Aftermarket sales represented approximately 20% of the sales in this segment in fiscal 2007. However, replacement items, such as power section rotors and stators, down-hole pump rotors and rod guides are components of larger systems that wear out after regular usage. These are often sold as complete products and are not identifiable by us as aftermarket sales.

Markets and Competition. We believe we are the leading independent manufacturer of rotors and stators for hydraulic drilling power sections worldwide. We are also a leading manufacturer of rod guides, wellhead components, pipeline closure products and down-hole progressing cavity pumps worldwide. While the oil and gas exploration and recovery equipment marketplace is highly fragmented, we believe that with our leading brands and products we are effectively positioned as a full-line supplier with the capability to provide customers with complete system sourcing. We also have a large installed base and a dominant market share in progressing cavity pumps for general industrial applications in the U.S. and Canada, but a smaller presence in Europe and Asia. While we believe Moyno® is the North American leader in the manufacture and sale of progressing cavity pumps for the general industrial market, the worldwide market is highly competitive and includes several competitors, none of which is dominant. In addition, there are several other types of positive displacement pumps, including gear, lobe and air-operated diaphragm pumps that compete with progressing cavity pumps in certain applications.

Process Solutions Business Segment

Our Process Solutions business segment designs, manufactures and services glass-lined reactors and storage vessels, standard and customized fluid-agitation equipment and systems, thermal fluid systems and customized fluoropolymer-lined fittings, vessels and accessories, primarily for the pharmaceutical and fine chemical markets. Primary brands are Pfaudler®, Tycon-Technoglass®, Chemineer® and Edlon®.

Sales, Marketing and Distribution. We primarily market and sell glass-lined reactors and storage vessels through our direct sales force, as well as manufacturers' representatives in certain world markets. Industrial mixers, agitation equipment and corrosion resistant products are primarily sold through manufacturers' representatives. Backlog at August 31, 2007 was $98.9 million compared with $88.4 million at August 31, 2006.

Aftermarket Sales. Aftermarket products and services, which include field service, replacement parts, accessories and reconditioning of glass-lined vessels, are an important part of our Reactor Systems product line. Our aftermarket capabilities and presence allow us to service our large installed base of Pfaudler glass-lined vessels and to meet the needs of our customers, who are increasingly inclined to outsource various maintenance and service functions. We also service competitors' equipment in the U.S. and in Europe. We also refurbish and sell used, glass-lined vessels. Our aftermarket business for the Chemineer® and Edlon® lines primarily consists of selling replacement parts. Aftermarket sales represented approximately 34% of this segment's sales in fiscal 2007.

Markets and Competition. We believe we have the number one worldwide market position for quality glass-lined reactors and storage vessels, competing principally with DeDeitrich, a French company. The mixing equipment industry in which our Chemineer® brand participates is highly competitive and fragmented. We believe we are one of the market leaders worldwide. Our primary competitors are American and German businesses. Our Edlon® brand primarily competes by offering highly engineered products and products made for special needs, which are not readily supplied by competitors.

Romaco Business Segment

Our Romaco business segment designs, manufactures and markets packaging and secondary processing equipment for the pharmaceutical, healthcare, nutriceutical, food and cosmetic industries. Packaging applications include dosing, filling and sealing of vials, capsules, tubes, bottles and blisters, as well as customized packaging. Primary brands are Noack®, Siebler®, FrymaKoruma®, Macofar® and Promatic®.

Sales, Marketing and Distribution. We sell Romaco products through our direct sales and service centers in certain world markets. We supplement our direct sales force with an extensive network of manufacturers' representatives and third party distributors. Backlog at August 31, 2007 was $52.0 million compared with $52.7 million at August 31, 2006.

Aftermarket Sales. Aftermarket sales of our Romaco business were approximately 30% of this segment's fiscal 2007 sales, consisting largely of replacement parts for the installed base of equipment.

Markets and Competition. We believe Romaco is one of the top five worldwide manufacturers of the type of pharmaceutical equipment it provides; however, the market is fragmented with many competitors, none of which is dominant. Given the fragmented nature of the industry, we believe there are strategic opportunities to expand our market share through technological innovation and flexible response to new market requirements and product applications.

Other Consolidated Information

Backlog

Our total order backlog was $193.8 million at August 31, 2007 compared with $174.4 million at August 31, 2006. We expect to ship substantially all of our backlog during the next twelve months.

Customers

Sales are not concentrated with any customer, as no customer represented more than 5% of sales in fiscal 2007, 2006 or 2005.

Raw Materials

Raw materials are purchased from various vendors that generally are located in the same country as our facility using the raw materials. Because of high global demand for steel, costs increased significantly in 2006 and 2007. However, our supply of steel and other raw materials and components has been adequate and available without significant delivery delays. No events are known or anticipated that would change the availability of raw materials. No one supplier provides more than 10% of our raw materials.

General

We own a number of patents relating to the design and manufacture of our products. While we consider these patents important to our operations, we believe that the successful manufacture and sale of our products depends more upon operating and application expertise and manufacturing skills. We are committed to maintaining high quality manufacturing standards and have completed ISO certification at many of our facilities.

During fiscal 2007, we spent approximately $6.4 million on research and development activities compared with $7.8 million in fiscal 2006 and $8.7 million in fiscal 2005. We have also incurred significant engineering costs in conjunction with fulfilling customer orders and executing customer projects.

Compliance with federal, state and local laws regulating the discharge of materials into the environment is not anticipated to have any material effect upon the Company's capital expenditures, earnings or competitive position.

At August 31, 2007, we had 3,233 employees, which included approximately 560 at majority-owned joint ventures. Approximately 580 of our total employees were covered by collective bargaining agreements at various locations. The agreement covering our Springfield, Ohio, manufacturing facility expires in fiscal 2008. The Company considers labor relations at each of its locations to be good.

Certifications

Peter C. Wallace, our President and Chief Executive Officer, certified to the New York Stock Exchange on February 9, 2007 that, as of that date, he was not aware of any violation by the Company of the NYSE's Corporate Governance Listing Standards. We have filed with the SEC the certifications of Mr. Wallace and Christopher M. Hix, our Chief Financial Officer, that are required by Section 302 of the Sarbanes-Oxley Act of 2002 relating to the financial statements and disclosures contained in our Annual Report on Form 10-K for the year ended August 31, 2007.

Available Information

We make available free of charge on or through our web site, at www.robn.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such materials are electronically filed with the Securities and Exchange Commission ("SEC"). Additionally, the public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. Information regarding operation of the Public Reference Room is available by calling the SEC at 1-800-SEC-0300. Information that we file with the SEC is also available at the SEC's web site at www.sec.gov.

We also post on our web site the following corporate governance documents: Corporate Governance Guidelines, Code of Business Conduct and the Charters of our Audit, Compensation, and Nominating and Governance Committees. Copies of the foregoing documents are also available in print to any shareholder who requests them by writing our Corporate Secretary, Robbins & Myers, Inc., 51 Plum Street, Suite 260, Dayton, Ohio 45440.

Item 1a. Risk Factors

If any of the events contemplated by the following risks actually occurs, then our business, financial condition or results of operations could be materially adversely affected. We caution the reader that these risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. We can neither predict these new risk factors, nor can we assess the impact, if any, of these new risk factors on our businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements.

Some of our end-markets are cyclical, which may cause fluctuations in our sales and operating results.

We have experienced, and expect to continue to experience, fluctuations in operating results due to business cycles. We sell our products principally to energy, chemical, and pharmaceutical markets. While we serve a variety of markets to avoid a dependency on any one, a significant downturn in any of these markets could cause a material adverse impact on our sales and operating results.

The energy market, in particular, has historically been cyclical in nature as the worldwide demand for oil and gas fluctuates. When worldwide demand for these commodities is depressed, the demand for our products used in drilling and recovery applications is reduced. We have historically generated lower sales and profits in periods of declining demand for oil and gas. Accordingly, results of operations for any particular period are not necessarily indicative of the results of operations for any future period. Future downturns in demand for oil and gas could have a material adverse effect on our sales and operating results.

Our businesses are adversely affected by economic downturns.

As a supplier of capital equipment to a variety of industries, we are adversely affected by general economic downturns. Many of our customers, particularly in the industrial markets, will delay capital projects, including non-critical maintenance and upgrades, during economic downturns.

Approximately 60% of our sales are to customers outside the United States, and we are subject to special economic and political risks associated with international operations.

Approximately 60% of our fiscal 2007 sales were to customers outside the U.S., and we maintain manufacturing facilities in 14 non-U.S. countries. Conducting business outside the U.S. is subject to risks, including currency exchange rate fluctuations; changes in regional, political or economic conditions; trade protection measures, such as tariffs or import or export restrictions; subsidies or increased access to capital for firms who are currently, or may emerge, as competitors in countries in which we have operations; partial or total expropriation; unexpected changes in regulatory requirements; and international sentiment towards the U.S. One or more of these factors could have a material adverse effect on our international operations.

We must comply with a variety of import and export laws and regulations, and the cost of compliance as well as the consequences of failure to properly comply with such laws could adversely affect our business.

We are subject to a variety of laws regarding our international operations, including regulations issued by the U.S. Department of Commerce Bureau of Industry and Security and various foreign governmental agencies. We cannot predict the nature, scope or effect of future regulatory requirements to which our international manufacturing operations and trading practices might be subject or the manner in which existing laws might be administered or interpreted. Future regulations could limit the countries in which certain of our products may be manufactured or sold or could restrict our access to, and increase the cost of obtaining, products from foreign sources. In addition, actual or alleged violations of import-export laws could result in enforcement actions and financial penalties that could result in substantial costs.

Competition in our markets could cause our sales to decrease.

We face significant competition from a variety of competitors in our markets. In some markets, our competitors have greater resources than we do. In addition, new competitors could enter our markets. Competitive pressures, including product quality, performance, price and service capabilities, and new technologies could adversely affect our competitive position, involving a loss of market share or decrease in prices, either of which could have a material adverse effect on our sales.

The nature of our products creates the possibility of product liability lawsuits, which could harm our business.

As a manufacturer of equipment and systems for use in various markets, we face an inherent risk of exposure to product liability claims. Although we maintain strict quality controls and procedures, we cannot be certain that our products will be completely free from defect. In addition, in certain cases, we rely on third-party manufacturers for components of our products. Although we have liability insurance coverage, we cannot be certain that this insurance coverage will continue to be available to us at a reasonable cost or will be adequate to cover any such liabilities. We generally seek to obtain contractual indemnification from our third-party suppliers, which is typically limited by its terms. In the event we do not have adequate insurance or contractual indemnification, product liabilities could have a material adverse effect on our business, financial condition or results of operations. Even if a product liability claim is without merit, it could harm our business.

The results of operations could vary based on the availability and cost of our raw materials.

The prices of our raw materials may increase. The costs of raw materials used by us are affected by fluctuations in the price of metals such as steel.

Our ability to obtain parts and raw materials from our suppliers is uncertain. We are engaged in a continuous, company-wide effort to concentrate our purchases of parts and raw materials on fewer suppliers, and to obtain parts from low-cost countries where possible. As this effort progresses, we are exposed to an increased risk of disruptions to our supply chain, which could have a significant effect on our operating results.

Our results of operations could vary as a result of the methods, estimates and judgments we use in applying our accounting policies.

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on our results of operations (see "Critical Accounting Estimates" in Part II, Item 7 of this Form 10-K). Such methods, estimates and judgments are, by their nature, subject to substantial risks, uncertainties and assumptions, and factors may arise over time that lead us to change our methods, estimates and judgments. Changes in those methods, estimates and judgments could significantly affect our results of operations. In particular, beginning in our first quarter of fiscal 2006, the calculation of share-based compensation expense under SFAS No. 123(R) required us to use valuation methodologies (which were not developed for use in valuing employee stock options) and a number of assumptions, estimates and conclusions regarding matters such as expected forfeitures, expected volatility of our share price, the expected dividend rate with respect to our common shares and the option exercise behavior of our employees. Furthermore, there are no means, under applicable accounting principles, to compare and adjust our expense if and when we learn of additional information that may affect the estimates that we previously made, with the exception of changes in expected forfeitures of share-based awards.

Factors may arise over time that lead us to change our estimates and assumptions with respect to future share-based compensation arrangements, resulting in variability in our share-based compensation expense over time. Changes in forecasted share-based compensation expense could impact our financial results.

Any impairment in the value of our intangible assets, including goodwill, would negatively affect our operating results and total capitalization.

Our total assets reflect substantial intangible assets, primarily goodwill. The goodwill results from our acquisitions, representing the excess of cost over the fair value of the net assets we have acquired. We assess at least annually whether there has been an impairment in the value of our intangible assets. If future operating performance at one or more of our business units were to fall significantly below current levels, if competing or alternative technologies emerge or if market conditions for businesses acquired declines, we could incur, under current applicable accounting rules, a non-cash charge to operating earnings for goodwill impairment. Any determination requiring the write-off of a significant portion of unamortized intangible assets would negatively affect our results of operations and total capitalization, the effect of which could be material.

Other risks that may effect our business.

- Customer order cancellations.
- Implementation of business computer systems at several of our facilities.

Item 1b. Unresolved Staff Comments

None.

Item 2. Properties

Our executive offices are located in Beavercreek Township, near Dayton, Ohio. The executive offices are leased and occupy approximately 8,500 square feet. Set forth below is certain information relating to our principal operating facilities. We consider our properties, as well as the related machinery and equipment, to be suitable for their intended purposes.

			Square Footage (In thousands)	
	Manufacturing	Sales/ Service	Owned	Leased
Function and size by segment:				
Fluid Management	11	13	757	91
Process Solutions	13	0	2,096	50
Romaco	5	2	284	75
	North America	South America	Europe	Asia
Geographical locations by segment:				
Fluid Management	20	2	1	1
Process Solutions	5	1	5	2
Romaco	1	0	6	0

Item 3. Legal Proceedings

There are claims, suits and complaints arising in the ordinary course of business filed or pending against us. Although we cannot predict the outcome of such claims, suits and complaints with certainty, we do not believe that the disposition of these matters will have a material adverse effect on our financial position, results of operations or cash flows.

Item 4. Submission Of Matters To A Vote Of Security Holders

None.

Executive Officers of the Registrant

Peter C. Wallace, age 53, has been President and Chief Executive Officer of the Company since July 12, 2004. From October 2001 to July 2004, Mr. Wallace was President and CEO of IMI Norgren Group (sophisticated motion and fluid control systems for original equipment manufacturers). He was employed by Rexnord Corporation (power transmission and conveying components) for 25 years serving as President and Group Chief Executive from 1998 until October 2001 and holding a variety of senior sales, marketing, and international positions prior thereto.

Christopher M. Hix, age 45, has been our Vice President and Chief Financial Officer since August 2006. He held various corporate finance and business development positions with Roper Industries (diversified industrial products) from 2001 to July 2006, the most recent being Vice President, Business Development and Assistant Secretary. He was Chief Financial Officer and Vice President of Customer Support for Somero Enterprises, Inc. from 1999 to 2001. From 1991 to 1999 he was with Roper Industries serving in various senior business unit financial and operational leadership positions.

Saeid Rahimian, age 49, has been our Corporate Vice President and President, Fluid Management, since September 2005. He was Group Vice President and President of our R&M Energy Systems and Reactor Systems businesses from May 2004 to September 2005. He has also been President of our R&M Energy Systems business from 1998 to May 2004.

Gary L. Brewer, age 49, has been our Corporate Vice President and President, Process Solutions Group, since February 2006. He held various senior executive positions with Eaton Corporation (diversified industrial products) from 1995 to February 2006, the most recent being Americas Manufacturing Manager, Controls and also including Business Unit Manager for Hydraulic Cylinders, Plant Manager for Motion Control Products and Director of Sales and Marketing in Europe for the Motion Control Business.

Jeffrey L. Halsey, age 55, has been our Vice President, Human Resources since July 2007. He held various Human Resources positions with ABB Ltd. from 1989 through 2006, most recently as Group Senior Vice President, Human Resources for ABB Inc. Prior to 1989 he was Vice President, Employee Relations for Pullman, Inc.

Kevin J. Brown, age 49, has been our Corporate Controller and Chief Accounting Officer since October 2006. He was our Vice President of Corporate Services, Investor Relations & Compliance from August 2006 to October 2006 and he was our Vice President and Chief Financial Officer from January 2000 to August 2006. Previously, he was our Controller and Chief Accounting Officer since December 1995. Prior to joining us, he was employed by the accounting firm of Ernst & Young LLP for 15 years.

Michael J. McAdams, age 58, has been our Treasurer since October 2005, and was Assistant Treasurer from September 2004 to September 2005. From 1999 to 2003, Mr. McAdams was Treasurer of Evenflo Company, Inc. He was Treasurer of Advanced Silicon Materials, Inc. from 1996 to 1999. He was also employed by Armco, Inc. for 15 years, holding various finance positions, including the position of Assistant Treasurer.

Joseph M. Rigot, age 64, has been our Secretary and General Counsel since 1990. He has been a partner with the law firm of Thompson Hine LLP and a predecessor firm for nearly 30 years.

The term of office of our executive officers is until the next Annual Meeting of Directors (January 9, 2008) or until their respective successors are elected.

PART II

Item 5. Market For The Registrant's Common Equity, Related Stockholder Matters And Issuer Purchases Of Equity Securities

(A) Our common shares trade on the New York Stock Exchange under the symbol RBN. The prices presented in the following table are the high and low closing prices for the common shares for the periods presented.

Fiscal 2007	High	Low	Dividends Paid per Share
1st Quarter ended Nov. 30, 2006	**$42.79**	**$27.96**	**$ 0.055**
2nd Quarter ended Feb. 28, 2007	**47.21**	**39.15**	**0.065**
3rd Quarter ended May 31, 2007	**46.13**	**34.95**	**0.065**
4th Quarter ended Aug. 31, 2007	**61.93**	**42.35**	**0.065**
Fiscal 2006			
1st Quarter ended Nov. 30, 2005	$23.06	$19.98	$ 0.055
2nd Quarter ended Feb. 28, 2006	23.58	20.21	0.055
3rd Quarter ended May 31, 2006	25.37	20.12	0.055
4th Quarter ended Aug. 31, 2006	29.03	22.61	0.055

(B) As of October 31, 2007, we had 372 shareholders of record.

(C) Dividends paid on common shares are presented in the table in Item 5(A). Our credit agreement includes certain covenants which restrict our payment of dividends above $10,000,000 plus a carry over amount from the prior year, which is 50% of the amount that such dividends were under $10,000,000.

(D) In 2007 there were no sales of unregistered securities.

(E) A summary of the Company's repurchases of its common shares during the quarter ended August 31, 2007 is as follows:

Period	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
June 2007	**0**	**$ 0**	**0**	**0**
July 2007	**1,860**	**60.89**	**0**	**0**
August 2007	**0**	**0**	**0**	**0**
Total	**1,860**	**$60.89**	**0**	**0**

(1) During the fourth quarter of 2007, the Company purchased 1,860 of its common shares in connection with its employee benefit plans, including purchases associated with the vesting of restricted stock awards. These purchases were not made pursuant to a publicly announced repurchase plan or program.

Item 6. Selected Financial Data

Selected Financial Data [1]

Robbins & Myers, Inc. and Subsidiaries
(In thousands, except per share and employee data)

The following selected financial data should be read in conjunction with Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements included in Item 8 – "Financial Statements and Supplementary Data."

	2007	2006	2005	2004	2003
Operating Results					
Orders	**$ 719,848**	$ 688,822	$ 607,210	$ 586,948	$ 546,357
Ending backlog	**193,821**	174,447	116,491	114,267	111,375
Sales	**695,393**	625,389	604,773	585,758	560,775
EBIT [2,3]	**94,282**	7,508	21,451	30,317	38,709
Net income (loss) [2,3]	**50,705**	(19,587)	(262)	11,648	14,623
Net income (loss) per share, diluted [2,3]	**$ 2.96**	$ (1.31)	$ (0.02)	$ 0.80	$ 1.02
Financial Condition					
Total assets	**$ 816,143**	$ 712,047	$ 740,193	$ 736,078	$ 705,491
Total cash	**116,110**	48,365	23,043	8,640	12,347
Total debt	**103,075**	105,531	175,408	181,702	193,603
Shareholders' equity	**412,518**	339,422	301,646	306,025	286,916
Total capitalization	**$ 515,593**	$ 444,953	$ 477,054	$ 487,727	$ 480,519
Other Data					
Cash flow from operating activities [2]	**$ 65,113**	$ 40,581	$ 26,340	$ 26,353	$ 45,636
Capital expenditures, net	**16,536**	13,660	20,263	9,884	7,869
Amortization	**1,631**	2,343	2,519	2,738	2,189
Depreciation	**14,993**	16,235	17,874	18,639	20,093
Dividends declared per share	**$ 0.25**	$ 0.22	$ 0.22	$ 0.22	$ 0.22
Number of employees	**3,233**	3,271	3,585	3,824	3,904

Notes to Selected Financial Data

1. We sold our Zanchetta product line on March 31, 2007, our Hapa and Laetus product lines on March 31, 2006 and our lined-pipe and fitting product line on August 31, 2005. We acquired Tarby on November 15, 2002.

2. Fiscal 2007 included costs of $1,818,000 related to restructuring our Romaco segment and net gains on product line and facility sales of $5,279,000. Fiscal 2006 included costs of $7,296,000 related to the restructuring of our Process Solutions and Romaco segments, which included inventory write-downs of $1,127,000 that are included in cost of sales. Fiscal 2006 also included a gain of $7,955,000 on the disposition of product lines and facilities. Fiscal 2006 also included a $39,174,000 goodwill impairment charge. Fiscal 2005 included costs of $7,963,000 related to the restructuring of our Process Solutions and Romaco segments, including inventory write-downs of $1,130,000 that are included in cost of sales. Fiscal 2005 also included a loss of $2,053,000 related to asset dispositions in our Process Solutions segment. Fiscal 2004 included charges of $1,378,000 related to the retirement of our former President & CEO and severance costs of $761,000 related to the consolidation of our Process Solutions business in Italy. These special items increased fiscal 2007 net income by $3,461,000 ($0.12 per diluted share), increased fiscal 2006 net loss by $36,941,000 ($2.46 per diluted share), decreased fiscal 2005 net income by $6,310,000 ($0.52 per diluted share) and decreased fiscal 2004 net income by $1,390,000 ($.10 per diluted share). See Note 3 of Notes to Consolidated Financial Statements.

3. EBIT represents income before interest and income taxes and is reconciled to net income on our Consolidated Statement of Operations. EBIT is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States and should not be considered as an alternative to net income as a measure of our operating results. EBIT is not a measure of cash available for use by management. In addition, this measure may not be comparable to that used by other companies. We evaluate performance of our business segments and allocate resources based on EBIT.

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Overview

We are a leading designer, manufacturer and marketer of highly-engineered, application-critical equipment and systems for the energy, industrial, chemical and pharmaceutical markets worldwide. We attribute our success to our close and continuing interaction with customers, our manufacturing, sourcing and application engineering expertise and our ability to serve customers globally. Our business consists of three market-focused segments: Fluid Management, Process Solutions and Romaco.

Beginning with the first quarter of fiscal 2006, we reported realigned segments. The new segment structure resulted from a significant reorganization of management, operations and reporting that occurred during the first quarter of fiscal 2006. The Fluid Management segment is comprised of the R&M Energy Systems, Moyno and Tarby product lines. The Process Solutions segment is comprised of the Pfaudler, Tycon Technoglass, Chemineer and Edlon product lines. The Romaco segment includes the FrymaKoruma, Noack, Siebler, Macofar, Promatic, Unipac, and Bosspak product lines. In certain periods the Romaco segment includes results from the Hapa, Laetus, IPM, and Zanchetta product lines, which were disposed in March 2006, March 2006, December 2006 and February 2007, respectively. As a result of the segment realignment, the goodwill recorded as of August 31, 2005 was allocated to the Company's reporting units based on their relative fair value in accordance with Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). In the first quarter of fiscal 2006, management estimated the fair value of the Romaco segment using current prices that the Company may receive in the potential disposition of all or parts of Romaco and recorded a $30.0 million goodwill impairment charge. A formal appraisal was completed in the third quarter of fiscal 2006, resulting in an additional $9.2 million charge.

Unless otherwise noted, the costs mentioned below in this Overview were included on the "other" expense line of our Consolidated Statement of Operations in the period indicated.

During fiscal years 2007, 2006 and 2005, we incurred costs related to a restructuring program announced in fiscal 2005. The restructuring plan was initiated to improve the profitability of our Romaco and Process Solutions segments and included plant closures, sales of excess facilities, personnel reductions, product line sales, and other activities.

We recorded restructuring costs in fiscal 2005 totaling $3.7 million in the Process Solutions segment and $4.3 million in the Romaco segment. The costs in fiscal 2005 included $1.1 million to write-down inventory and $0.4 million to write-off intangibles related to discontinued product lines. The inventory charge is included in cost of sales. During that year, we sold a Romaco facility and a Process Solutions facility, as well as a Process Solutions product line. Cash proceeds from these asset sales totaled $9.7 million. The net loss recognized in 2005 as a result of these asset sales was $2.1 million.

We recorded restructuring costs in fiscal 2006 totaling $2.5 million in the Process Solutions segment and $4.8 million in the Romaco segment. The costs in fiscal 2006 included $1.1 million to write-down inventory related to discontinued product lines, which is included in cost of sales. During the year, we sold two Romaco product lines and a Process Solutions facility. Cash proceeds from these asset sales totaled $27.8 million. The net gain recognized in fiscal 2006 as a result of these asset sales was $8.0 million.

In fiscal 2007, we completed the restructuring activities announced in fiscal 2005. We recorded restructuring costs in fiscal 2007 totaling $1.8 million in our Romaco segment. During the year we also sold a Romaco facility and a Process Solutions facility, as well as two Romaco product lines. Cash proceeds from these asset sales totaled $13.7 million. The net gain recognized in fiscal 2007 as a result of these asset sales was $5.3 million.

Results of Operations

The following tables present components of our Consolidated Statement of Operations and segment information.

Consolidated	2007	2006	2005
Sales	**100.0%**	100.0%	100.0%
Cost of sales	**65.2**	65.6	68.0
Gross profit	**34.8**	34.4	32.0
SG&A expenses	**21.7**	27.2	27.0
Goodwill impairment charge	**0.0**	6.3	0.0
Other	**(.5)**	(.3)	1.5
EBIT	**13.6%**	1.2%	3.5%

By Segment	2007	2006	2005
	(In millions, except percents)		
Fluid Management:			
Sales	**$292.3**	$245.2	$198.7
EBIT	**77.0**	56.5	39.7
EBIT %	**26.3%**	23.0%	20.0%
Process Solutions:			
Sales	**$273.9**	$231.0	$238.7
EBIT	**31.9**	8.9	4.7
EBIT %	**11.7%**	3.9%	2.0%
Romaco:			
Sales	**$129.2**	$149.2	$167.4
EBIT	**2.6**	(38.2)	(7.9)
EBIT %	**2.0%**	(25.6)%	(4.7)%
Total:			
Sales	**$695.4**	$625.4	$604.8
EBIT	**94.3**	7.5	21.5
EBIT %	**13.6%**	1.2%	3.6%

Fiscal Year Ended August 31, 2007 Compared with Fiscal Year Ended August 31, 2006

Net Sales

Sales for fiscal 2007 were $695.4 million compared to $625.4 million in fiscal 2006, an increase of $70.0 million or 11.2%. Excluding sales from product lines sold in fiscal 2007 and 2006, sales increased by approximately $103.2 million. Exchange rates accounted for $22.9 million of the increase in sales.

The Fluid Management segment had sales of $292.3 million in fiscal 2007 compared to $245.2 million in fiscal 2006, an increase of $47.1 million, or 19.2%. The sales increase is from strong demand for oilfield equipment products due to high levels of oil and gas exploration and recovery activity, as well as improved demand in chemical processing and general industrial markets.

The Process Solutions segment had sales of $273.9 million in fiscal 2007 compared to $231.0 million in fiscal 2006, an increase $42.9 million, or 18.6%. The increase in sales is largely attributable to improved orders for original equipment over the last twelve to eighteen months. Exchange rates contributed $11.1 million to the increase in sales. Primary end markets, chemical processing and pharmaceutical, continued to improve. The segment is also benefiting from emerging applications, such as flue gas desulfurization and bio-diesel.

The Romaco segment had sales of $129.2 million in fiscal 2007 compared to $149.2 million in fiscal 2006. Excluding product lines sold in fiscal 2007 and 2006, sales increased $13.2 million, or 11.4%. Current year sales include $8.3 million of exchange rate benefit. Our orders and backlog improved all year as the pharmaceutical market strengthened over the last twelve to eighteen months, which has translated into higher sales in this segment.

Earnings Before Interest and Income Taxes (EBIT)

The Company's operating performance is evaluated using several measures including EBIT. EBIT is income before interest and income taxes and is reconciled to net income on our Consolidated Statement of Operations. We evaluate performance of our business segments and allocate resources based on EBIT. EBIT is not, however, a measure of performance calculated in accordance with accounting principles generally accepted in the United States and should not be considered as an alternative to net income when evaluating our operating results. EBIT is not a measure of cash available for use by management.

Consolidated EBIT for fiscal 2007 was $94.3 million compared to $7.5 million in fiscal 2006, an increase of $86.8 million. The $39.2 million fiscal 2006 goodwill impairment change and the change in other (income) expense accounted for $40.8 million of the increase in EBIT. Fiscal 2007 results included other income of $3.5 million, which consisted of net gains on product line and facility sales of $5.3 million, reduced by restructuring costs in the Romaco segment of $1.8 million. Fiscal 2006 results included other income of $1.8 million, which consisted of net gains on product line and facility sales of $10.3 million, reduced by restructuring costs in the Process Solutions and Romaco segments of $8.5 million. The remaining increase in consolidated EBIT of $46.0 million resulted from the improved profitability (after the aforementioned other income and goodwill impairment) within each of our operating segments, and lower corporate costs.

The Fluid Management segment EBIT for fiscal 2007 was $77.0 million, compared to $56.5 million in fiscal 2006. The increase of $20.5 million resulted from the sales increase of $47.1 million.

The Process Solutions segment EBIT was $31.9 million for fiscal 2007, compared to $8.9 million for fiscal 2006, an increase of $23.0 million. Process Solutions had a gain on the sale of a facility of $5.0 million in fiscal 2007. In fiscal 2006 Process Solutions had net other expense of $2.4 million, consisting of restructuring costs of $4.2 million, offset by a gain on the sale of a facility of $1.8 million. After the previously mentioned change in other expense, EBIT increased by $25.4 million. Approximately $10.5 million of the increase is attributable to higher sales and the remainder due to cost savings from recent restructuring activities.

The Romaco segment EBIT was $2.6 million for fiscal 2007, an increase of $40.8 million compared to fiscal 2006. The change in goodwill impairment charge and other (income) expense accounted for $33.5 million of the increase in EBIT. In fiscal 2007, other expense was $1.6 million and consisted of restructuring costs of $1.8 million reduced by net gains on product line and facility sales of $0.2 million, compared with a combined goodwill impairment charge and net other expense (including a gain on the sale of product lines and restructuring costs) of $35.0 million in the prior year period. The remaining $7.3 million increase in EBIT was attributable to higher sales, which contributed $1.7 million in EBIT improvement, and cost savings from restructuring activities.

Interest Expense

Interest expense was $5.2 million in fiscal 2007 and $12.9 million in fiscal 2006. The reduction in interest expense resulted from lower average debt levels in fiscal 2007 compared to fiscal 2006. The lower debt levels were attributable to cash generated from operations, asset/product line sales and the conversion of $38.9 million of our convertible notes into common stock late in the fiscal year 2006.

Income Taxes

Our effective tax rate for fiscal 2007 was 41.4%. The effective tax rate is higher than the statutory rate primarily due to certain foreign losses for which no benefit is realized, revaluation of deferred tax assets and liabilities to current rates and increased provisions for tax contingencies. In 2006 we had $12.6 million of income tax expense in spite of a $5.4 million pretax loss because of two significant transactions with minimal tax impact; the goodwill impairment charge of $39.2 million and the gain on the sale of Hapa and Laetus of $8.1 million. After considering the impact of these transactions, our effective tax rate in fiscal 2006 was 46.0%. The fiscal 2007 effective rate was lower than the fiscal 2006 adjusted effective rate of 46.0% because of profitability in jurisdictions, such as Germany and Italy, where we previously had losses.

Net Income

Our net income in fiscal 2007 was $50.7 million compared with a net loss in fiscal 2006 of $19.6 million. The increase in net income is a result of improved operating performance, lower goodwill impairment and other expenses, lower interest expense and a lower normalized tax rate, as discussed above.

Fiscal Year Ended August 31, 2006 Compared with Fiscal Year Ended August 31, 2005

Net Sales

Sales for fiscal 2006 were $625.4 million compared to $604.8 million in fiscal 2005, an increase of $20.6 million or 3.4%. The impact of exchange rates was minimal for the year. We disposed of several product lines impacting the comparability of our sales. As of August 31, 2005 the Edlon lined-pipe and fitting product line of the Process Solutions segment was sold and as of March 31, 2006 the Hapa and Laetus product lines of the Romaco segment were sold. These dispositions reduced sales $29.2 million in fiscal 2006 as compared to fiscal 2005. Continuing business sales increased $49.8 million or 8.7%.

The Fluid Management segment had sales of $245.2 million in fiscal 2006 compared to $198.7 million in fiscal 2005, an increase of $46.5 million, or 23.4%. The increase was driven primarily by strong demand for drilling and production equipment, resulting from high oil and natural gas prices. The segment also enjoyed increases in sales for general industrial and chemical processing applications as a result of healthy end market conditions.

The Process Solutions segment had sales of $231.0 million in fiscal 2006 compared to $238.7 million in fiscal 2005. Continuing business sales increased $2.3 million, or 1.0%. Chemical processing and pharmaceutical market conditions remained flat for much of the year; however, the Company experienced a significant increase in orders during the second half of the year.

The Romaco segment had sales of $149.2 million in fiscal 2006 compared to $167.4 million in fiscal 2005. Continuing business sales increased $1.0 million, or 0.8%. Sales in this segment have stabilized at or near historically low levels. Consolidation within the pharmaceutical industry as well as the introduction of fewer new drug compounds led to a decline in the investment in new packaging capacity in this sector, which negatively impacted our sales.

Earnings Before Interest and Income Taxes (EBIT)

Consolidated EBIT for fiscal 2006 was $7.5 million compared to $21.5 million in fiscal 2005, a decline of $14.0 million. The decline in EBIT was primarily due to the goodwill impairment charge of $39.2 million, EBIT associated with disposed product lines during the year estimated at approximately $2.5 million and higher costs related to variable pay, Sarbanes Oxley compliance and the expensing of stock options under SFAS 123(R). Offsetting these EBIT declines were lower other costs related to restructuring and facility dispositions of $10.7 million, the estimated incremental profit from the sales increase of continuing businesses estimated at approximately $17.0 million and estimated cost savings from restructuring activities of approximately $5.0 million.

The Fluid Management segment EBIT for fiscal 2006 was $56.5 million compared to $39.7 million in fiscal 2005. The increase of $16.8 million resulted from the sales increase of $46.5 million.

The Process Solutions segment EBIT was $8.9 million for fiscal 2006 compared to $4.7 million for fiscal 2005, an increase of $4.2 million. Other costs related to restructuring and facility dispositions, discussed above, were $3.0 million lower in fiscal 2006. The remaining improvement in profitability was primarily due to estimated cost savings realized from our restructuring programs and the impact of product mix.

The Romaco segment EBIT was negative $38.2 million for fiscal 2006 compared to negative $7.9 million in fiscal 2005, a decrease of $30.3 million. The decline in EBIT was primarily due to the goodwill impairment charge of $39.2 million in fiscal 2006 and the EBIT associated with disposed product lines during the year estimated at approximately $2.5 million. Offsetting these EBIT declines were lower other costs related to restructuring and facility dispositions in fiscal 2006 of $7.7 million. The remaining improvement is primarily from estimated cost savings from restructuring programs.

Interest Expense

Interest expense was $12.9 million in fiscal 2006 and $14.4 million in fiscal 2005. Cash generated from operations, asset/product line sales and the conversion of $38.9 million of our convertible notes into common stock late in the fiscal year all contributed to lower debt levels in fiscal 2006.

Income Taxes

We had $12.6 million of income tax expense in spite of a $5.4 million pretax loss because of two significant transactions with minimal tax impact, the goodwill impairment charge of $39.2 million and the gain on the sale of Hapa and Laetus of $8.1 million. After considering the impact of these transactions, our effective tax rate in fiscal 2006 was 46.0% compared with 83.2% in fiscal 2005. These high effective tax rates were the result of our inability to record tax benefits on losses incurred in certain non-U.S. tax jurisdictions, primarily Germany and Italy, due to uncertainty over our ability to generate sufficient future taxable income in these jurisdictions to utilize these benefits. The fiscal 2006 adjusted rate of 46.0% is lower than the fiscal 2005 rate because of lower losses in Germany and Italy in fiscal 2006.

Net Loss

Our net loss in fiscal 2006 was $19.6 million compared with a net loss in fiscal 2005 of $0.3 million. The overall reduction in net income is a result of the fiscal 2006 goodwill impairment and the change in other expenses of $28.5 million, as discussed above, and higher tax expense.

Liquidity and Capital Resources

Operating Activities

In fiscal 2007, our cash flow from operating activities was $65.1 million compared with $40.6 million in fiscal 2006, an increase of $24.5 million. This increase resulted primarily from higher net income, adjusted for the noncash goodwill impairment in the prior fiscal year of $39.2 million, reduced by cash used in other operating activities.

We expect our fiscal 2008 operating cash flow to be adequate to fund fiscal year 2008 operating needs, shareholder dividend requirements and planned capital expenditures. Our planned capital expenditures are related to additional production capacity, new products and services, productivity programs, information systems and replacement items. We have $70 million of Senior Notes that are due on May 1, 2008. Our cash and our revolving credit agreement are sufficient to retire these notes upon maturity.

Investing Activities

Our capital expenditures were $16.5 million in fiscal 2007, an increase from $13.7 million in fiscal 2006. 2007 capital expenditures primarily increased our capacity and supported new product development activities in our Fluid Management segment and replaced equipment at our other business units.

In fiscal 2007 we sold two product lines and two facilities and generated cash of $13.7 million. During 2006, we sold two product lines and two facilities to generate $27.8 million of cash.

Financing Activities

Proceeds from the sale of common stock were $11.3 million in fiscal 2007 and $5.7 million in fiscal 2006 and related mostly to the exercise of stock options by current and former employees. Dividends paid during fiscal 2007 were $4.3 million compared to $3.3 million in fiscal 2006. The quarterly dividend rate per common share was increased in January 2007 from $0.055 to $0.065.

Credit Agreement

Our Bank Credit Agreement ("Agreement") provides that we may borrow on a revolving credit basis up to a maximum of $150 million and includes a $100 million expansion feature. All outstanding amounts under the Agreement are due and payable on December 19, 2011. Interest is variable based upon formulas tied to LIBOR or an alternative base rate defined in the Agreement, at our option, and is payable at least quarterly. Indebtedness under the Agreement is unsecured except for the pledge of the stock of our U.S. subsidiaries and two-thirds of the stock of certain non-U.S. subsidiaries. At August 31, 2007 we had no borrowings under the Agreement. We have $34.8 million of standby letters of credit outstanding at August 31, 2007. These standby letters of credit are primarily used as security for advance payments received from customers. Under the Agreement we have $115.2 million of unused borrowing capacity.

Critical Accounting Policies and Estimates

This "Management's Discussion and Analysis" is based on our Consolidated Financial Statements and the related notes. The more critical accounting policies used in the preparation of our Consolidated Financial Statements are discussed below.

Revenue Recognition

We recognize revenue at the time of title passage to our customer. In instances where we have equipment installation obligations, the revenue related to the installation service is deferred until installation is complete. We recognize revenue for certain longer-term contracts based on the percentage of completion method. The percentage of completion method requires estimates of total expected contract revenue and costs. We follow this method since we can make reasonably dependable estimates of the revenue and cost applicable to various stages of the contract. Revisions in profit estimates are reflected in the period in which the facts that gave rise to the revision become known.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the related notes. Significant estimates made by us include the allowance for doubtful accounts, inventory valuation, deferred tax asset valuation allowance, warranty, litigation, product liability and environmental accruals, goodwill valuation and retirement benefit obligations.

Our estimate for uncollectible accounts receivable is based upon an analysis of our prior collection experience, specific customer creditworthiness and current economic trends within the industries we serve. In circumstances where we are aware of a specific customer's inability to meet its financial obligation to us (e.g., bankruptcy filings or substantial downgrading of credit ratings), we record a specific reserve to reduce the receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on the length of time that the receivables are past due.

Inventory valuation reserves are determined based on our assessment of the market conditions for our products and the on hand quantities of inventory in relation to historical usage. The inventory to which this reserve relates is still on hand and will be sold or disposed of in the future. The expected selling price of this inventory approximates its net book value, therefore there is no significant impact on gross margin when it is sold.

We have recorded valuation allowances to reflect the estimated amount of deferred tax assets that may not be realized based upon our analysis of estimated future taxable income and establishment of tax strategies. Future taxable income, reversals of temporary differences, available carryback periods, the results of tax strategies and changes in tax laws could impact these estimates.

Warranty obligations are contingent upon product failure rates, material required for the repairs and service and delivery costs. We estimate the warranty accrual based on specific product failures that are known to us plus an additional amount based on the historical relationship of warranty claims to sales. We record litigation, product liability and environmental reserves based upon a case-by-case analysis of the facts, circumstances and estimated costs.

These estimates form the basis for making judgments about the carrying value of our assets and liabilities and are based on the best available information at the time we prepare our consolidated financial statements. These estimates are subject to change as conditions within and beyond our control change, including but not limited to economic conditions, the availability of additional information and actual experience rates different from those used in our estimates. Accordingly, actual results may differ from these estimates.

Goodwill

Goodwill is tested on an annual basis, or more frequently as impairment indicators arise. Impairment tests, which involve the use of estimates related to the fair market values of the business operations with which goodwill is associated, were performed at year-end for fiscal 2007(our annual impairment test date) using a discounted cash flow methodology ("income approach"). The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In estimating the fair value of the businesses for the purposes of our annual or periodic analyses, we make estimates and judgments about the future cash flows of these businesses. Although our cash flow forecasts are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying businesses, there is significant judgment in determining the cash flows attributable to these businesses over their estimated remaining useful lives. Losses, if any, resulting from impairment tests are reflected in operating income in our Consolidated Statement of Operations.

Foreign Currency Accounting

Gains and losses resulting from the settlement of a transaction in a currency different from that used to record the transaction are charged or credited to net income or loss when incurred. Adjustments resulting from the translation of non-U.S. financial statements into U.S. dollars are recognized in accumulated other comprehensive income or loss for all non-U.S. units.

We use permanently invested intercompany loans as a source of capital to reduce the exposure to foreign currency fluctuations in our foreign subsidiaries. These loans are treated as analogous to equity for accounting purposes. Therefore, we record foreign exchange gains or losses on these intercompany loans in accumulated other comprehensive income or loss.

Pensions

We maintain defined benefit and defined contribution pension plans that provide retirement benefits to substantially all U.S. employees and certain non-U.S. employees. Pension expense for fiscal 2007 and beyond is dependent on a number of factors including returns on plan assets and changes in the plan's discount rate and therefore cannot be predicted with certainty at this time. The following paragraphs discuss the significant factors that affect the amount of recorded pension expense.

A significant factor in determining the amount of expense recorded for a funded pension plan is the expected long-term rate of return on plan assets. We develop the long-term rate of return assumption based on the current mix of equity and debt securities included in the plans' assets and on the historical returns on those types of investments, judgmentally adjusted to reflect current expectations of future returns. At August 31, 2007 the weighted average expected rate of return on plan assets was 7.70%.

In addition to the expected rate of return on plan assets, recorded pension expense includes the effects of service cost – the actuarial cost of benefits earned during a period – and interest on the plan's liabilities to participants. These amounts are determined actuarially based on current discount rates and assumptions regarding matters such as future salary increases and mortality. Differences in actual experience in relation to these assumptions are generally not recognized immediately but rather are deferred together with asset-related gains or losses. When cumulative asset-related and liability-related gains or losses exceed the greater of 10% of total liabilities or the calculated value of plan assets, the excess is amortized and included in pension income or expense. At August 31, 2007, the weighted average discount rate used to value the plan liabilities was 5.9%. We determine our discount rate based on an actuarial yield curve applied to the payments we expect to make out of our retirement plans.

Additional changes in the key assumptions discussed above would affect the amount of pension expense currently expected to be recorded for years subsequent to 2007. Specifically, a one-half percent decrease in the rate of return on assets assumption would have the effect of increasing pension expense by approximately $0.5 million. A comparable increase in this assumption would have the opposite effect. In addition, a one-half percent increase or decrease in the discount rate would decrease or increase expense by approximately $0.5 million.

New Accounting Pronouncement

In September 2006 the Financial Accounting Standards Board (FASB) issued FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)" (SFAS No. 158). SFAS No. 158 requires employers to recognize the overfunded or underfunded status of defined benefit postretirement plans as an asset or liability in its balance sheet, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.

In July 2006 the Financial Accounting Standards Board issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement 109" (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on a tax return. FIN 48 is effective as of the beginning of fiscal years that start after December 15, 2006 (September 1, 2007 for the Company). Management is currently evaluating the requirements of FIN 48 and has not yet determined the impact on our Consolidated Financial Statements.

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS No. 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS No. 157 is effective for the Company's 2009 fiscal year, although early adoption is permitted. We are currently assessing the potential impact of SFAS No. 157 on our Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115 (SFAS 159)". This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The fair value option permits a company to choose to measure eligible items at fair value at specified election dates. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings after adoption. SFAS No. 159 will be effective for us beginning in fiscal 2009. We are currently evaluating the impact SFAS No. 159 could have on our consolidated financial statements.

Item 7a. Quantitative And Qualitative Disclosures About Market Risk

We maintain operations in the U.S. and foreign countries. We have market risk exposure to foreign exchange rates in the normal course of our business operations. Our significant non-U.S. operations have their local currencies as their functional currency and primarily buy and sell using that same currency. We manage our exposure to net assets and cash flows in currencies other than U.S. dollars by minimizing our non-U.S. dollar net asset positions. We also enter into hedging transactions, primarily currency swaps, under established policies and guidelines that enable us to mitigate the potential adverse impact of foreign exchange rate risk. We do not engage in trading or other speculative activities with these transactions as established policies require that these hedging transactions relate to specific currency exposures.

Our main foreign exchange rate exposures relate to assets, liabilities and cash flows denominated in British pounds, euros, Swiss francs and Canadian dollars and the general economic exposure that fluctuations in these currencies could have on the U.S. dollar value of future non-U.S. cash flows. To illustrate the potential impact of changes in foreign currency exchange rates on us for fiscal 2007, the net unhedged exposures in each currency were remeasured assuming a 10% decrease in foreign exchange rates compared with the U.S. dollar. Using this method, our EBIT for fiscal 2007 would have decreased by $5.0 million and our cash flow from operations for fiscal 2007 would have decreased by $1.4 million. This calculation assumed that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, these changes may also affect the volume of sales or the foreign currency sales prices as competitors' products become more or less attractive. Our sensitivity analysis of the effects of changes in foreign currency exchange rates does not include any effects of potential changes in sales levels or local currency prices.

We also have market risk exposure to interest rates. At August 31, 2007, we had $103.1 million in interest-bearing debt obligations subject to market risk exposure due to changes in interest rates. To manage our exposure to changes in interest rates, we attempt to maintain a balance between fixed and variable rate debt. We expect this balance in the debt profile to moderate our financing cost over time. We are limited in our ability to refinance our fixed rate debt. However, we have the ability to change the characteristics of our fixed rate debt to variable rate debt through interest rate swaps to achieve our objective of balance. We have an interest rate swap agreement that effectively modifies a portion of our fixed rate debt to floating rate debt. This agreement involves the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of underlying principal amounts. The mark-to-market values of both the fair value hedging instrument and the underlying debt obligation were equal and recorded as offsetting gains and losses in current period earnings. The fair value hedge qualifies for treatment under the short-cut method of measuring effectiveness. As a result, there was no impact on earnings due to hedge ineffectiveness. The interest rate swap agreement totals $30.0 million, expires in 2008 and allows us to receive an effective interest rate of 6.76% and pay an interest rate based on LIBOR.

At August 31, 2007, $70.0 million of our outstanding debt had a weighted average fixed interest rate of 6.8% and $33.1 million had a weighted average variable interest rate of 6.5%. The estimated fair value of our debt at August 31, 2007 was approximately $105.2 million. The following table presents the aggregate maturities and related weighted average interest rates of our debt obligations at August 31, 2007 by maturity dates:

(In thousands)	U.S. Dollar Fixed Rate		U.S. Dollar Variable Rate		Non-U.S. Dollar Variable Rate	
Maturity Date	Amount	Rate	Amount	Rate	Amount	Rate
2008	$40,000	6.76%	$30,000	6.50%	$2,522	8.75%
2009	0	0.00	0	0.00	553	5.00
2010	30,000	6.84	0	0.00	0	0.00
2011	0	0.00	0	0.00	0	0.00
2012	0	0.00	0	0.00	0	0.00
Thereafter	0	0.00	0	0.00	0	0.00
Total	$70,000	6.79%	$30,000	6.50%	$3,075	8.30%
Fair value	$71,500		$30,600		$3,075	

Following is information regarding our long-term contractual obligations and other commitments outstanding as of August 31, 2007:

	Payments Due by Period				
(In thousands) Long-term contractual obligations	Total	One Year or Less	Two to Three Years	Four to Five Years	After Five Years
Debt obligations	$103,075	$72,522	$30,553	$ 0	$ 0
Capital lease obligations	0	0	0	0	0
Operating leases (1)	9,544	3,000	4,382	1,912	250
Unconditional purchase obligations	0	0	0	0	0
Total contractual cash obligations	$112,619	$75,522	$34,935	$1,912	$250

(1) Operating leases consist primarily of building and equipment leases.

The only other commercial commitments outstanding were standby letters of credit of $34,783,000. Of this outstanding amount $33,315,000 is due within a year, $578,000 within two to three years and $890,000 due within four to five years.

Item 8. Financial Statements And Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Robbins & Myers, Inc. and Subsidiaries

We have audited Robbins & Myers, Inc. and Subsidiaries internal control over financial reporting as of August 31, 2007 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Robbins & Myers, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Robbins & Myers, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of August 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Robbins & Myers, Inc. and Subsidiaries as of August 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 2007, and our report dated November 9, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Dayton, Ohio
November 9, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Robbins & Myers, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Robbins & Myers, Inc. and Subsidiaries as of August 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Robbins & Myers, Inc. and Subsidiaries at August 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 2007, in conformity with U.S. generally accepted accounting principles.

As described in Note 1 to the Consolidated Financial Statements, in 2007, the Company adopted the provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness Robbins & Myers, Inc. and Subsidiaries' internal control over financial reporting as of August 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 9, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Dayton, Ohio
November 9, 2007

Consolidated Balance Sheet

Robbins & Myers, Inc. and Subsidiaries

(In thousands, except share data)	August 31, 2007	2006
Assets		
Current Assets:		
Cash and cash equivalents	**$116,110**	$ 48,365
Accounts receivable	**152,779**	124,569
Inventories	**99,196**	94,990
Other current assets	**7,410**	6,260
Deferred taxes	**11,178**	11,318
Total Current Assets	**386,673**	285,502
Goodwill	**271,150**	262,327
Other Intangible Assets	**7,272**	11,507
Deferred Taxes	**9,583**	11,300
Other Assets	**12,196**	14,381
Property, Plant and Equipment	**129,269**	127,030
	$816,143	$712,047
Liabilities And Shareholders' Equity		
Current Liabilities:		
Accounts payable	**$ 78,890**	$ 62,749
Accrued expenses	**103,732**	102,327
Deferred taxes	**1,662**	2,263
Current portion of long-term debt	**72,522**	744
Total Current Liabilities	**256,806**	168,083
Long-Term Debt, Less Current Portion	**30,553**	104,787
Deferred Taxes	**24,818**	12,738
Other Long-Term Liabilities	**79,019**	75,324
Minority Interest	**12,429**	11,693
Shareholders' Equity:		
Common stock – without par value:		
Authorized shares – 40,000,000		
Issued shares – 17,137,755 in 2007 (16,708,286 in 2006)	**172,319**	157,528
Treasury shares – 14,806 in 2007 (308 in 2006)	**(683)**	(10)
Retained earnings	**217,548**	171,096
Accumulated other comprehensive income:		
Foreign currency translation	**40,024**	25,874
Pension liability	**(16,690)**	(15,066)
Total	**23,334**	10,808
	412,518	339,422
	$816,143	$712,047

See Notes to Consolidated Financial Statements

Consolidated Shareholders' Equity Statement

Robbins & Myers, Inc. and Subsidiaries

(In thousands, except share and per share data)	Common Shares	Treasury Shares	Unearned Compensation on Restricted Stock Grants	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at September 1, 2004	$ 106,985	$ (10)	$ 0	$ 197,443	$ 1,607	$ 306,025
Net loss				(262)		(262)
Change in foreign currency translation					675	675
Change in minimum pension liability					(4,743)	(4,743)
Comprehensive loss						(4,330)
Restricted stock grants, 20,922 shares	452		(452)			0
Amortization of restricted stock grants			310			310
Cash dividend declared, $0.22 per share				(3,213)		(3,213)
Stock options exercised, 73,000 shares	1,440					1,440
Proceeds from share sales, 47,705 shares	1,052					1,052
Performance stock award expense	250					250
Tax benefit of stock options exercised	112					112
Balance at August 31, 2005	110,291	(10)	(142)	193,968	(2,461)	301,646
Net loss				(19,587)		(19,587)
Change in foreign currency translation					8,050	8,050
Change in minimum pension liability					5,219	5,219
Comprehensive loss						(6,318)
Adoption of SFAS No.123(R)	(142)		142			
Restricted stock grants, 58,576 shares						
Amortization of restricted stock grants	485					485
Cash dividend declared, $0.22 per share				(3,285)		(3,285)
Stock options exercised, 207,069 shares	4,658					4,658
Proceeds from share sales, 44,630 shares	1,009					1,009
Stock option expense	837					837
Performance stock award expense	445					445
Conversion of bonds to stock, 1,729,524 shares	38,914					38,914
Convertible bonds interest adjustment, net of tax of $508	828					828
Tax benefit of stock options exercised	203					203
Balance at August 31, 2006	157,528	(10)	0	171,096	10,808	339,422
Net income				50,705		50,705
Change in foreign currency translation					14,160	14,160
Change in minimum pension liability (SFAS No. 87), net of tax					8,621	8,621
Comprehensive income						73,486
Adjustment related to adoption of SFAS No. 158, net of tax					(10,255)	(10,255)
Restricted stock grants – net, 60,704 shares						
Amortization of restricted stock grants	1,247					1,247
Cash dividend declared, $0.25 per share				(4,253)		(4,253)
Stock options exercised, 343,668 shares	9,066					9,066
Proceeds from share sales, 25,097 shares	825					825
Treasury stock purchases,14,498 shares		(673)				(673)
Stock option expense	598					598
Performance stock award expense	924					924
Tax benefit of stock options exercised	2,131					2,131
Balance at August 31, 2007	**$172,319**	**$(683)**	**$ 0**	**$217,548**	**$ 23,334**	**$412,518**

See Notes to Consolidated Financial Statements

Consolidated Statement of Operations

Robbins & Myers, Inc. and Subsidiaries

(In thousands, except per share data)	Years Ended August 31, 2007	2006	2005
Sales	**$695,393**	$625,389	$604,773
Cost of sales	**453,052**	410,473	408,808
Gross profit	**242,341**	214,916	195,965
Selling, general and administrative expenses	**151,520**	170,020	165,628
Goodwill impairment charge	**0**	39,174	0
Other (income) expense	**(3,461)**	(1,786)	8,886
Income before interest and income taxes	**94,282**	7,508	21,451
Interest expense	**5,243**	12,946	14,433
Income (loss) before income taxes and minority interest	**89,039**	(5,438)	7,018
Income tax expense	**36,866**	12,589	5,840
Minority interest	**1,468**	1,560	1,440
Net income (loss)	**$ 50,705**	$ (19,587)	$ (262)
Net income (loss) per share			
Basic	**$ 2.98**	$ (1.31)	$ (0.02)
Diluted	**$ 2.96**	$ (1.31)	$ (0.02)

See Notes to Consolidated Financial Statements

Consolidated Cash Flow Statement

Robbins & Myers, Inc. and Subsidiaries

(In thousands)	2007	2006	2005
	Years Ended August 31,		
Operating Activities			
Net income (loss)	**$ 50,705**	$(19,587)	$ (262)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by operating activities:			
Depreciation	**14,993**	16,235	17,874
Amortization	**1,631**	2,343	2,519
Deferred taxes	**18,997**	(2,887)	1,234
Stock compensation	**2,769**	1,767	702
Goodwill impairment charge	**0**	39,174	0
Net (gain) loss on sale of business/facilities	**(5,279)**	(7,955)	2,053
Changes in operating assets and liabilities:			
Accounts receivable	**(28,315)**	6,125	3,380
Inventories	**(2,796)**	2,905	1,819
Other assets	**1,059**	1,933	(3,948)
Accounts payable	**16,500**	(5,468)	4,978
Accrued expenses and other liabilities	**(5,151)**	5,996	(4,009)
Net cash and cash equivalents provided by operating activities	**65,113**	40,581	26,340
Investing Activities			
Capital expenditures	**(16,536)**	(13,660)	(20,263)
Proceeds from sale of business/facilities	**13,712**	27,833	15,798
Net cash and cash equivalents (used) provided by investing activities	**(2,824)**	14,173	(4,465)
Financing Activities			
Proceeds from debt borrowings	**30,904**	35,747	104,876
Payments of long-term debt	**(33,360)**	(66,953)	(111,840)
Proceeds from issuance of common stock, including stock option tax benefits	**11,348**	5,667	2,492
Dividend paid	**(4,253)**	(3,285)	(3,213)
Other	**(432)**	(528)	(262)
Net cash and cash equivalents provided (used) by financing activities	**4,207**	(29,352)	(7,947)
Effect of exchange rate changes on cash	**1,249**	(80)	475
Increase in cash and cash equivalents	**67,745**	25,322	14,403
Cash and cash equivalents at beginning of year	**48,365**	23,043	8,640
Cash and cash equivalents at end of year	**$116,110**	$ 48,365	$ 23,043

See Notes to Consolidated Financial Statements

Notes To Consolidated Financial Statements

Robbins & Myers, Inc. and Subsidiaries

Note 1 – Summary Of Accounting Policies

Consolidation

The consolidated financial statements include the accounts of Robbins & Myers, Inc. ("we," "us," "our") and all of its subsidiaries in which a controlling interest is maintained. Controlling interest is determined by majority ownership interest and the absence of substantive third-party participation rights. For these consolidated subsidiaries where our ownership is less than 100%, the other shareholders' interests are shown as Minority Interest. All significant intercompany accounts and transactions have been eliminated upon consolidation. We produce and sell original equipment and aftermarket parts for a variety of markets including energy, industrial, chemical and pharmaceutical.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable relate primarily to customers located in North America and Western Europe and are concentrated in the pharmaceutical, specialty chemical and oil and gas markets. To reduce credit risk, we perform credit investigations prior to accepting an order and, when necessary, require letters of credit to ensure payment.

Our estimate for uncollectible accounts receivable is based upon an analysis of our prior collection experience, specific customer creditworthiness and current economic trends within the industries we serve. In circumstances where we are aware of a specific customer's inability to meet its financial obligation to us (e.g., bankruptcy filings or substantial downgrading of credit ratings), we record a specific reserve to reduce the receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on the length of time that the receivables are past due.

Inventories

Inventories are stated at the lower of cost or market determined by the last-in, first-out ("LIFO") method in the U.S. and the first-in, first-out ("FIFO") method outside the U.S. Inventory valuation reserves are determined based on our assessment of the market conditions for our products and the on hand quantities of inventory in relation to historical usage.

Goodwill and Other Intangible Assets

Goodwill is the excess of the purchase price paid over the value of net assets of businesses acquired. Goodwill is not amortized, but is tested for impairment on an annual basis, or more frequently as impairment indicators arise, using a fair market value approach, at the reporting unit level. We recognize an impairment charge for any amount by which the carrying amount of goodwill exceeds its fair value. Impairment tests are performed each year based on August 31 financial information. Losses, if any, resulting from impairment tests are reflected in operating income in our Consolidated Statement of Operations.

Amortization of other intangible assets is calculated on the straight-line basis using the following lives:

Patents and trademarks	14 to 17 years
Non-compete agreements	3 to 5 years
Financing costs	3 to 5 years

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation expense is recorded over the estimated useful life of the asset on the straight-line method using the following lives:

Buildings	45 years
Machinery and equipment	3 to 15 years

Our normal policy is to expense repairs and improvements made to capital assets as incurred. In limited circumstances, betterments are capitalized and amortized over the estimated life of the new asset and any remaining value of the old asset is written off. Repairs to machinery and equipment must result in an addition to the useful life of the asset before the costs are capitalized.

Foreign Currency Accounting

Gains and losses resulting from the settlement of a transaction in a currency different from that used to record the transaction are charged or credited to net income or loss when incurred. Adjustments resulting from the translation of non-U.S. financial statements into U.S. dollars are recognized in accumulated other comprehensive income or loss in the consolidated balance sheet.

Product Warranties

Warranty obligations are contingent upon product failure rates, material required for the repairs and service delivery costs. We estimate the warranty accrual based on specific product failures that are known to us plus an additional amount based on the historical relationship of warranty claims to sales.

Changes in our product warranty liability during the year are as follows:

(In thousands)	2007	2006
Balance at beginning of the fiscal year	$ 7,605	$ 9,176
Warranty expense	2,188	3,134
Deductions	(1,780)	(3,734)
Impact of business dispositions	(91)	(971)
Balance at end of the fiscal year	$ 7,922	$ 7,605

Consolidated Statement of Operations

Research and development costs are expensed as incurred. Research and development costs in fiscal 2007, 2006 and 2005 were $6,352,000, $7,799,000 and $8,667,000, respectively. We have also incurred significant engineering costs in conjunction with fulfilling customer orders and executing customer projects. Shipping and handling costs are included in cost of sales. Advertising costs are expensed as incurred.

Revenue Recognition

We recognize revenue at the time of title passage to our customer. In instances where we have equipment installation obligations, the revenue related to the installation service is deferred until installation is complete. We recognize revenue for certain longer-term contracts based on the percentage of completion method. The percentage of completion method requires estimates of total expected contract revenue and costs. We follow this method since we can make reasonably dependable estimates of the revenue and cost applicable to various stages of the contract. Revisions in profit estimates are reflected in the period in which the facts that gave rise to the revision become known.

Income Taxes

Income taxes are provided for all items included in the Consolidated Statement of Operations regardless of the period when such items are reported for income tax purposes. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We have recorded valuation allowances to reflect the estimated amount of deferred tax assets that may not be realized based upon our analysis of estimated future taxable income and establishment of tax strategies. Future taxable income, reversals of temporary differences, available carryback periods, the results of tax strategies and changes in tax laws could impact these estimates.

Our policy is to provide U.S. income taxes on non-U.S. income when remitted to the U.S. We have not provided deferred taxes on the undistributed earnings of international subsidiaries because the earnings are deemed permanently reinvested. It is anticipated that the Company will continue to annually remit a portion of prospective earnings of certain international subsidiaries in the form of taxable dividends. The U.S. tax consequences of those dividends will be recorded when such dividends are paid. Since the Company intends to remit earnings from certain of its international subsidiaries only on a prospective basis, the Accounting Principles Board Opinion No. 23, Accounting for Income Taxes, exception will continue to apply to the international subsidiaries accumulated earnings and profits, which aggregated $106,564,000 and $84,209,000 at August 31, 2007 and 2006, respectively.

Consolidated Cash Flow Statement

Cash and cash equivalents consist of cash balances and temporary investments having an original maturity of 90 days or less.

Fair Value of Financial Instruments

The following methods and assumptions were used by us in estimating the fair value of financial instruments:

Cash and cash equivalents – The amounts reported approximate market value.

Long-term debt – The market value of our debt is $105,175,000 at August 31, 2007 and $109,031,000 at August 31, 2006. These amounts are based on the terms, interest rates and maturities currently available to us for similar debt instruments.

Foreign exchange contracts – The amounts reported are estimated using quoted market prices for similar instruments.

Common Stock Plans

We sponsor a long-term incentive stock plan to provide for the granting of stock-based compensation to directors, officers and other key employees. The stock option price per share cannot be less than the fair market value per share as of the date of grant. For officers and other key employees, outstanding grants become exercisable over a three-year period, while options for non-employee directors are immediately exercisable. Prior to September 1, 2005, we accounted for stock-based compensation under the recognition and measurement provisions of Accounting Principles Bulletin Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by Statement of Financial Accounting Standards ("SFAS") Statement No. 123, Accounting for Stock-Based Compensation. No stock-based employee compensation cost was recognized in the Consolidated Statement of Operations for year ended August 31, 2005 and prior as all options granted under our plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective September 1, 2005, we adopted the fair value recognition provisions of SFAS Statement No. 123(R), Share-Based Payments, using the modified-prospective-transition method. Under that transition method, compensation cost recognized in fiscal 2006 included: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of September 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to September 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated.

As a result of adopting SFAS No. 123(R) on September 1, 2005, we recorded additional stock compensation expense of $598,000, or $371,000 after tax ($0.02 per diluted share) in fiscal 2007 and $837,000 or $519,000 after tax ($0.03 per diluted share) in fiscal 2006.

The fair value of each stock option grant in fiscal years 2007 and 2006 were estimated on the date of grant using a Black-Scholes-Merton option pricing model with the following weighted average assumptions:

	2007	2006
Expected volatility of common stock	**25.40%**	32.70%
Risk free interest rate	**4.80**	4.29
Dividend yield	**0.70**	0.76
Expected life of option	**7.0 yrs.**	7.0 yrs.
Fair value at grant date	**$11.59**	$8.81

The following table illustrates the effect on net loss and net loss per share if we had applied the fair value recognition provisions of SFAS No. 123 to options granted under our stock option plans in fiscal 2005. For purposes of this pro-forma disclosure, the value of the options is estimated using a Black-Scholes-Merton option-pricing formula and amortized to expense over the options' vesting periods.

(In thousands, except per share amounts)	Year Ended August 31, 2005
Net loss, as reported	$ (262)
Deduct: Total Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	1,005
Pro-forma net loss	$(1,267)
Loss per share:	
Basic—as reported	$ (0.02)
Basic—pro-forma	$ (0.09)
Diluted—as reported	$ (0.02)
Diluted—pro-forma	$ (0.09)

Pro-forma information regarding net loss and net loss per share has been determined as if we had accounted for stock options granted subsequent to August 31, 1995 under the fair value method of SFAS Statement No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes-Merton model.

Derivatives and Hedging Activities

We account for derivative instruments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivatives and Hedging Activities," as amended. This standard requires the recognition of all derivatives on the balance sheet at fair value and recognition of the resulting gains or losses as adjustments to earnings or other comprehensive income. We formally document all relationships between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking various hedge transactions. Our hedging activities are transacted only with a highly-rated institution, reducing the exposure to credit risk in the event of nonperformance. We use derivatives for fair value hedging purposes. For derivative instruments that hedge the exposure to changes in the fair value of certain fixed rate debt, designated as fair value hedges, the effective portion of the net gain or loss on the derivative instrument, as well as the offsetting gain or loss on the fixed rate debt attributable to the hedged risk, are recorded in current period earnings. We use swap agreements to convert a portion of fixed rate debt to a floating rate basis, thus hedging for changes in the fair value of the fixed rate debt being hedged. We have determined that this interest rate swap, designated as a fair value hedge, qualifies for treatment under the short-cut method of measuring effectiveness. Under the provisions of SFAS No. 133, this hedge is determined to be perfectly effective and there is no requirement to periodically evaluate effectiveness.

New Accounting Pronouncement

In September 2006 the Financial Accounting Standards Board (FASB) issued FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS No. 158). SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of defined benefit postretirement plans as an asset or liability in its Balance Sheet, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. See Note 8.

In July 2006 the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement 109" (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 is effective as of the beginning of fiscal years that start after December 15, 2006 (September 1, 2007 for the Company). Management is currently evaluating the requirements of FIN48 and has not yet determined the impact on the consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS No. 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS No. 157 is effective for the Company's 2009 fiscal year, although early adoption is permitted. We are currently assessing the potential impact of SFAS No. 157 on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115 (SFAS 159)". This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The fair value option permits a company to choose to measure eligible items at fair value at specified election dates. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings after adoption. SFAS No. 159 will be effective for us beginning in fiscal 2009. We are currently evaluating the impact SFAS No. 159 could have on our consolidated financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

Note 2 – Balance Sheet Information

(In thousands)	2007	2006
Accounts receivable		
Allowances for doubtful accounts	$ 6,189	$ 6,860
Inventories		
FIFO:		
Finished products	$ 30,190	$ 30,501
Work in process	39,699	34,326
Raw materials	38,932	37,549
	108,821	102,376
LIFO reserve, U.S. inventories	(9,625)	(7,386)
	$ 99,196	$ 94,990
Non-U.S. inventories at FIFO	$ 69,432	$ 68,372
Property, plant and equipment		
Land	$ 17,795	$ 17,395
Buildings	93,332	93,212
Machinery and equipment	169,456	160,423
	280,583	271,030
Less accumulated depreciation	151,314	144,000
	$ 129,269	$ 127,030
Accrued expenses		
Salaries, wages and payroll taxes	$ 21,595	$ 21,089
Customer advances	33,091	24,583
Pension benefits	2,714	7,894
U.S. other postretirement benefits	2,261	2,472
Warranty costs	7,922	7,605
Accrued interest	3,461	2,935
Income taxes	9,517	7,436
Commissions	4,507	2,844
Other	18,664	25,469
	$ 103,732	$ 102,327
Other long-term liabilities		
German pension liability	$ 39,513	$ 38,368
U.S. other postretirement benefits	20,218	11,641
U.S. pension liability	7,699	13,539
Other	10,589	11,776
	$ 79,019	$ 75,324

Note 3 – Statement Of Operations Information

Beginning with the first quarter of fiscal 2006, we reported realigned segments. The new segment structure resulted from a significant reorganization of management, operations and reporting that occurred during the first quarter of fiscal 2006. The Fluid Management segment is comprised of the R&M Energy Systems, Moyno and Tarby product lines. The Process Solutions segment is comprised of the Pfaudler, Tycon Technoglass, Chemineer and Edlon product lines. The Romaco segment includes the FrymaKoruma, Noack, Siebler, Macofar, Promatic, Unipac, and Bosspak product lines. In certain periods the Romaco segment includes results from the Hapa, Laetus, IPM, and Zanchetta product lines, which were disposed in March 2006, March 2006, December 2006 and February 2007, respectively. As a result of the segment realignment, the goodwill recorded as of August 31, 2005 was allocated to the Company's reporting units based on their relative fair value in accordance with Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). In the first quarter of fiscal 2006, management estimated the fair value of the Romaco segment using current prices that the Company may receive in the potential disposition of all or parts of Romaco and recorded a $30,000,000 goodwill impairment charge. A formal appraisal was completed in the third quarter of fiscal 2006, resulting in an additional $9,174,000 charge.

Unless otherwise noted, the costs mentioned below in this note were included on the "other" expense line of our Consolidated Statement of Operations in the period indicated.

(In thousands)	**2007**	2006	2005
Process Solutions segment restructuring costs	**$ 0**	$ 2,541	$ 3,684
Romaco segment restructuring costs	**1,818**	4,755	4,279
(Gain) loss on disposition of product lines/facilities	**(5,279)**	(7,955)	2,053
Total restructuring and other costs	**(3,461)**	(659)	10,016
Less inventory write-down included in cost of sales	**0**	(1,127)	(1,130)
Other (income) expense	**$(3,461)**	$(1,786)	$ 8,886

During fiscal years 2007, 2006 and 2005, we incurred costs related to a restructuring program announced in fiscal 2005. The restructuring plan was initiated to improve the profitability of our Romaco and Process Solutions segments and included plant closures, sales of excess facilities, personnel reductions, product line sales, and other activities.

We recorded restructuring costs in fiscal 2005 totaling $3,684,000 in the Process Solutions segment and $4,279,000 in the Romaco segment. The costs in fiscal 2005 included $1,130,000 to write-down inventory and $408,000 to write-off intangibles related to discontinued product lines. The inventory charge is included in cost of sales. During that year, we sold a Romaco facility and a Process Solutions facility, as well as a Process Solutions product line. Cash proceeds from these asset sales totaled $9,732,000. The net loss recognized in 2005 as a result of these asset sales was $2,053,000.

We recorded restructuring costs in fiscal 2006 totaling $2,541,000 in the Process Solutions segment and $4,755,000 in the Romaco segment. The costs in fiscal 2006 included $1,127,000 to write-down inventory related to discontinued product lines, which is included in cost of sales. During the year, we sold two Romaco product lines and a Process Solutions facility. Cash proceeds from these asset sales totaled $27,833,000. The net gain recognized in fiscal 2006 as a result of these asset sales was $7,955,000.

In fiscal 2007, we completed the restructuring activities announced in fiscal 2005. We recorded restructuring costs in fiscal 2007 totaling $1,818,000 in our Romaco segment. During the year we also sold a Romaco facility and a Process Solutions facility, as well as two Romaco product lines. Cash proceeds from these asset sales totaled $13,712,000. The net gain recognized in fiscal 2007 as a result of these asset sales was $5,279,000.

Following is a progression of the liability for termination benefits from restructuring activities:

(In thousands)	**2007**	2006
Balance at beginning of fiscal year	**$ 1,755**	$ 1,074
Payments made	**(1,497)**	(5,238)
Costs incurred	**0**	5,919
Balance at end of fiscal year	**$ 258**	$ 1,755

Minimum Lease Payments

Future minimum payments, by year and in the aggregate, under non-cancellable operating leases with initial or remaining terms of one year or more consisted of the following at August 31, 2007:

(In thousands)	
2008	$3,000
2009	2,549
2010	1,833
2011	1,216
2012	696
Thereafter	250
	$9,544

Rental expense for all operating leases in 2007, 2006 and 2005 was approximately $3,800,000, $4,971,000 and $5,799,000, respectively. Operating leases consist primarily of building and equipment leases.

Note 4 – Product Line Dispositions

On March 31, 2006, we completed the sale of two of our Romaco product lines – Hapa and Laetus – for total consideration of approximately $31,000,000. We received cash proceeds of $26,900,000 with the remaining purchase price paid into an escrow account to serve as collateral for claims by the purchaser under the terms of the Asset and Share Purchase Agreement. We have not recognized any additional gain for the cash paid into escrow as of August 31, 2007. Hapa and Laetus had combined sales of approximately $42,000,000 for our fiscal year ended August 31, 2005. The sale generated a pre-tax gain of $8,144,000 ($7,017,000 after-tax gain, or $0.47 per diluted share). The cash proceeds were used to pay off the $12,332,000 balance of our 10.00% Subordinated Notes and reduce our revolving credit loan.

On August 31, 2005, we sold the inventory and equipment related to our Edlon lined-pipe and fittings product line for $8,000,000. The sale generated a loss of $131,000 ($81,000 after tax, or $0.01 per diluted share).

Note 5 – Cash Flow Statement Information

In fiscal 2007, we recorded the following non-cash investing and financing transactions: $5,661,000 increase in deferred tax assets, $4,410,000 decrease in other intangible assets, a $7,874,000 increase in other long-term liabilities, and a $1,624,000 increase in the minimum pension liability related to our pension plans. We also recorded a decrease to goodwill and accrued expenses of $1,052,000 related to the utilization of pre-acquisition deferred tax assets which were fully reserved.

In fiscal 2006, we recorded the following non-cash investing and financing transactions: exchange of $38,914,000 of existing 8.00% convertible subordinated notes for common stock; $2,599,000 decrease in deferred tax assets, $8,605,000 decrease in long-term liabilities, $787,000 decrease in pension intangible asset and $5,219,000 decrease in the minimum pension liability related to our pension plans.

In fiscal 2005, we recorded the following non-cash investing and financing transactions: $3,948,000 increase in deferred tax assets, $8,691,000 increase in long-term liabilities, $505,000 increase in pension intangible asset and $4,743,000 increase in the minimum pension liability related to our pension plans.

Supplemental cash flow information consisted of the following:

(In thousands)	**2007**	2006	2005
Interest paid	**$ 7,952**	$13,078	$14,252
Taxes paid, net of refunds	**19,560**	13,399	7,811

Note 6 – Goodwill And Other Intangible Assets

Changes in the carrying amount of goodwill by operating segment are as follows:

(In thousands)	Process Solutions Segment	Fluid Management Segment	Romaco Segment	Total
Balance as of September 1, 2005	$141,970	$104,653	$62,658	$309,281
Goodwill reduction from utilizing purchased tax loss carryforwards and deferred tax assets	0	0	(1,859)	(1,859)
Goodwill reduction from change in opening balance sheet tax accrual	0	0	(3,632)	(3,632)
Goodwill reduction due to business dispositions	0	0	(7,165)	(7,165)
Goodwill written off during the period	0	0	(39,174)	(39,174)
Translation adjustments and other	3,105	1,634	137	4,876
Balance as of August 31, 2006	145,075	106,287	10,965	262,327
Goodwill reduction from utilizing purchased tax loss carryforwards and deferred tax assets	0	0	(1,052)	(1,052)
Goodwill reduction due to business dispositions	0	0	(250)	(250)
Translation adjustments and other	8,114	1,281	730	10,105
Balance as of August 31, 2007	**$153,189**	**$107,568**	**$ 10,393**	**$271,150**

In fiscal 2007 and 2006, we were able to utilize certain net operating loss (NOL) carryforwards and deferred tax assets that existed at the purchase date of Romaco. No value was allocated to these items in the opening balance sheet of Romaco; therefore, the utilization of these items is recorded as a reduction to goodwill.

Information regarding our other intangible assets is as follows:

	2007			2006		
(In thousands)	Carrying Amount	Accumulated Amortization	Net	Carrying Amount	Accumulated Amortization	Net
Patents and trademarks	**$11,378**	**$ 7,093**	**$4,285**	$10,176	$ 6,767	$ 3,409
Non-compete agreements	**8,879**	**7,009**	**1,870**	8,832	6,667	2,165
Financing costs	**9,559**	**8,571**	**988**	9,195	7,783	1,412
Pension intangible	**0**	**0**	**0**	4,361	0	4,361
Other	**5,201**	**5,072**	**129**	5,160	5,000	160
	$35,017	**$27,745**	**$7,272**	$37,724	$26,217	$11,507

We estimate that amortization expense will be approximately $1,300,000 for each of the next five years.

Note 7 – Long-Term Debt

(In thousands)	2007	2006
Senior debt:		
Revolving credit loan	$ 0	$ 0
Senior notes	100,000	100,000
Other	3,075	5,531
Total debt	103,075	105,531
Less current portion	(72,522)	(744)
Long-term debt	$ 30,553	$104,787

Our Bank Credit Agreement ("Agreement") provides that we may borrow on a revolving credit basis up to a maximum of $150,000,000 and includes a $100,000,000 expansion feature. All outstanding amounts under the Agreement are due and payable on December 19, 2011. Interest is variable based upon formulas tied to LIBOR or an alternative base rate defined in the Agreement, at our option, and is payable at least quarterly. Indebtedness under the Agreement and the Senior Notes, discussed below, is unsecured except for the pledge of the stock of our U.S. subsidiaries and two-thirds of the stock of certain non-U.S. subsidiaries. We have $34,783,000 of standby letters of credit outstanding at August 31, 2007. These standby letters of credit are used as security for advance payments received from customers and future payments to our vendors. Under the Agreement we have $115,217,000 of unused borrowing capacity.

We had $100,000,000 of Senior Notes ("Senior Notes") issued in two series. Series A in the principal amount of $70,000,000 has an interest rate of 6.76% and is due May 1, 2008, and Series B in the principal amount of $30,000,000 has an interest rate of 6.84% and is due May 1, 2010. Interest is payable semi-annually on May 1 and November 1.

The Agreement and Senior Notes contain certain restrictive covenants including limitations on indebtedness, asset sales, sales and lease backs, and cash dividends and financial covenants relating to interest coverage, leverage and net worth.

Our other debt consisted primarily of unsecured non-U.S. bank lines of credit with interest rates approximating 9.00%.

We have an interest rate swap agreement. The interest rate swap agreement utilized by us effectively modifies our exposure to interest rate risk by converting $30,000,000 of our fixed rate debt to floating rate debt. This agreement involves the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of underlying principal amounts. The mark-to-market values of both the fair value hedging instrument and the underlying debt obligation were equal and recorded as offsetting gains and losses in current period earnings. The fair value hedge qualifies for treatment under the short-cut method of measuring effectiveness. As a result, there is no impact on earnings due to hedge ineffectiveness. The interest rate swap agreement expires in 2008 and allows us to receive an interest rate of 6.76% and pay an interest rate at LIBOR plus 3.72%.

Aggregate principal payments of long-term debt, for the five years subsequent to August 31, 2007, are as follows:

(In thousands)	
2008	$ 72,522
2009	553
2010	30,000
2011	0
2012	0
2013 and thereafter	0
Total	$ 103,075

Note 8 – Retirement Benefits

As discussed in Note 1, we adopted SFAS 158 on August 31, 2007 and the effect on individual line items of our Consolidated Balance Sheet as of August 31, 2007 is as follows:

	Prior to Adopting SFAS No. 158	Adjustments	After Application of SFAS No. 158
Other intangible assets	$ 11,682	$ (4,410)	$ 7,272
Accrued expenses	108,731	(4,999)	103,732
Long-term deferred tax liability	30,479	(5,661)	24,818
Other long-term liabilities	62,514	16,505	79,019
Accumulated other comprehensive income	33,589	(10,255)	23,334

We sponsor two defined contribution plans covering most U.S. salaried employees and certain U.S. hourly employees. Contributions are made to the plans based on a percentage of eligible amounts contributed by participating employees. We also sponsor several defined benefit plans covering certain employees. Benefits are based on years of service and employees' compensation or stated amounts for each year of service. Our funding policy is consistent with the funding requirements of applicable regulations. At August 31, 2007 and 2006, pension assets included 100,000 and 171,700 shares respectively, of our common stock.

In addition to pension benefits, we provide health care and life insurance benefits for certain of our retired U.S. employees. Our policy is to fund the cost of these benefits as claims are paid.

Retirement and other post-retirement plan costs are as follows:

	Pension Benefits		
(In thousands)	**2007**	2006	2005
Service costs	**$ 2,017**	$ 2,855	$ 4,116
Interest cost	**8,812**	8,246	8,402
Expected return on plan assets	**(7,218)**	(7,340)	(6,648)
FAS 88 curtailment cost	**0**	(220)	0
Amortization of prior service cost	**695**	798	755
Amortization of transition obligation	**0**	(198)	(186)
Recognized net actuarial losses	**1,578**	2,100	1,770
Net periodic benefit cost	**$ 5,884**	$ 6,241	$ 8,209
Defined contribution cost	**$ 2,777**	$ 1,982	$ 1,181

	Other Benefits		
(In thousands)	**2007**	2006	2005
Service cost	**$ 324**	$ 367	$ 352
Interest cost	**1,346**	1,271	1,484
Net amortization	**765**	920	979
Net peridoc benefit cost	**$ 2,435**	$ 2,558	$ 2,815

The benefit obligation, funded status and amounts recorded in the balance sheet at August 31, are as follows:

(In thousands)	Pension Benefits 2007	Pension Benefits 2006	Other Benefits 2007	Other Benefits 2006
Change in benefit obligation:				
Beginning of year	**$163,953**	$168,913	**$ 23,244**	$ 26,848
Service cost	**2,315**	2,855	**324**	367
Interest cost	**8,954**	8,246	**1,346**	1,271
Curtailment	**0**	(2,031)	**0**	0
Currency exchange rate impact	**4,760**	3,973	**0**	0
Actuarial gains	**(11,293)**	(2,540)	**(192)**	(2,835)
Benefit payments	**(11,603)**	(15,463)	**(2,243)**	(2,407)
End of year	**$157,086**	$163,953	**$ 22,479**	$ 23,244
Change in plan assets:				
Beginning of year	**$ 95,909**	$ 93,110	**$ 0**	$ 0
Currency exchange rate impact	**1,523**	1,442	**0**	0
Actual return	**14,299**	7,792	**0**	0
Company contributions	**7,032**	9,028	**2,243**	2,407
Benefit payments	**(11,603)**	(15,463)	**(2,243)**	(2,407)
End of year	**$107,160**	$ 95,909	**$ 0**	$ 0
Funded status	**$ (49,926)**	$ (68,044)	**$(22,479)**	$(23,244)
Unrecognized net actuarial losses	**0**	34,769	**0**	7,475
Unamortized prior service cost	**0**	3,303	**0**	1,656
Accrued benefit cost	**$ (49,926)**	$ (29,972)	**$(22,479)**	$(14,113)
Recorded as follows:				
Accrued expenses	**$ (2,714)**	$ (7,894)	**$ (2,261)**	$ (2,472)
Other long-term liabilities	**(47,212)**	(51,907)	**(20,218)**	(11,641)
Other assets	**0**	1,653	**0**	0
Intangible assets	**0**	4,370	**0**	0
Accumulated other comprehensive loss	**17,947**	23,806	**8,174**	0
	$ (31,979)	$ (29,972)	**$(14,305)**	$(14,113)
Deferred tax liability on accumulated other comprehensive loss	**$ (6,325)**	$ (9,030)	**$ (3,106)**	$ 0
Accumulated other comprehensive loss at August 31, 2007:				
Net actuarial (gains)/losses	**$ 15,352**		**$ 6,715**	
Prior service cost	**2,563**		**1,459**	
Deferred taxes	**(6,325)**		**(3,106)**	
Net accumlated other comprehensive loss at August 31, 2007	**$ 11,590**		**$ 5,068**	

Pension plans with accumulated ("ABO") and projected ("PBO") benefit obligations in excess of plan assets:

(In thousands)	2007	2006
Accumulated benefit obligation	$154,214	$161,466
Projected benefit obligation	157,086	163,953
Plan assets	107,160	95,909

In 2007 and 2006, $42,065,000 and $40,913,000, respectively, of the unfunded ABO and $44,937,000 and $43,399,000, respectively, of the unfunded PBO related to our pension plan for a German operation. Funding of pension obligations is not required in Germany.

The weighted allocations of pension plan assets at August 31, 2007 and 2006 are shown in the following table.

	2007	2006
Equity securities	67%	70%
Debt securities	32	26
Cash and cash equivalents	1	4
	100%	100%

At August 31, 2007, our target allocation percentages for plan assets were approximately 65% equity securities and 35% debt securities. The targets may be adjusted periodically to reflect current market conditions and trends as well as inflation levels, interest rates and the trend thereof, and economic and monetary policy. The objective underlying this allocation is to achieve a long-term rate of return of 5.75% above inflation.

We will use a weighted average long-term rate of return of approximately 7.75% in fiscal 2008. Expected rates of return are developed based on the target allocation of debt and equity securities and on the historical returns on these types of investments judgmentally adjusted to reflect current expectations based on historical experience of the plan's investment managers. In evaluating future returns on equity securities, the existing portfolio is stratified to separately consider large and small capitalization investments as well as international and other types of securities.

We expect to make future benefits payments from our benefit plans as follows:

(In thousands)	Pension Benefits	Other Benefits
2008	$12,500	$ 2,300
2009	11,300	2,200
2010	11,100	2,100
2011	11,100	2,000
2012	11,100	2,000
2013-2017	54,600	9,100

The Company anticipates contributing $7,100,000 to its pension benefit plans in fiscal 2008.

The actuarial weighted average assumptions used to determine plan liabilities at August 31, are as follows:

	Pension Benefits		Other Benefits	
	2007	2006	2007	2006
Weighted average assumptions:				
Discount rate	5,90%	5.50%	6.25%	6.00%
Expected return on plan assets	7.70	7.70	N/A	N/A
Rate of compensation increase	2.85	3.80	N/A	N/A
Health care cost increase	N/A	N/A	9.5 – 5.0%	10.0 – 5.0%
Health care cost grading period	N/A	N/A	9 years	10 years

The actuarial weighted average assumptions used to determine plan costs are as follows (measurement date September 1):

	Pension Benefits		Other Benefits	
	2007	2006	**2007**	2006
Discount rate	**5.75%**	5.10%	**6.00%**	5.25%
Expected return on plan assets	**7.70**	7.70	**N/A**	N/A
Rate of compensation increase	**2.85**	3.80	**N/A**	N/A
Health care cost increase	**N/A**	N/A	**10.0 – 5.0%**	10.5 – 5.0%
Health care cost grading period	**N/A**	N/A	**10 years**	11 years

The assumed health care trend rate has a significant effect on the amounts reported for health care benefits. A one-percentage point change in assumed health care rate would have the following effects:

(In thousands)	Increase	Decrease
Service and interest cost	$ 62	$ (56)
Postretirement benefit obligation	636	(581)

Note 9 – Income Taxes

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(In thousands)	**2007**	2006
Deferred tax assets and liabilities		
Assets:		
Postretirement obligations	**$13,674**	$18,314
Net operating loss carryforwards	**18,766**	22,330
Tax credit carryforward	**7,391**	12,305
Other accruals	**5,661**	4,768
Inventory allowances	**2,687**	2,439
Warranty reserve	**2,461**	2,240
Customer advance payments and prepaid expenses	**2,057**	1,400
Research and development costs	**2,308**	2,650
Goodwill and purchase assets basis differences	**2,921**	2,834
Other items	**3,423**	2,076
	61,349	71,356
Less valuation allowances	**19,140**	23,151
	42,209	48,205
Liabilities:		
Other accruals	**2,013**	1,684
Fixed asset basis differences	**5,726**	5,675
Goodwill and purchased asset basis differences	**38,991**	32,469
Other items	**1,198**	760
	47,928	40,588
Net deferred tax asset	**$ (5,719)**	$ 7,617

The tax credit carryforwards, which primarily relate to foreign tax credits, begin to expire in fiscal 2012. The primary components of the net operating loss carryforwards exist in Germany ($16,800,000), Italy ($5,100,000) and the Netherlands ($11,634,000). There are no expiration dates on the net operating loss carryforwards in Germany and the Netherlands. The net operating loss carryforwards in Italy begin to expire in fiscal 2009.

Expense (In thousands)	**2007**	2006	2005
Current:			
U.S. federal	**$ 8,654**	$ 273	$ 228
Non-U.S.	**12,562**	15,037	4,357
U.S. state	**425**	166	21
	21,641	15,476	4,606
Deferred:			
U.S. federal	**11,777**	(3,018)	2,795
Non-U.S.	**2,438**	390	(1,823)
U.S. state	**1,010**	(259)	262
	15,225	(2,887)	1,234
	$36,866	$12,589	$ 5,840
Tax expense included in minority interest	**$ 862**	$ 916	$ 846
Non-U.S. pretax income (loss)	**$40,674**	$ (6,284)	$ 2,494

A summary of the differences between tax expense at the statutory U.S. rate and recorded tax expense is reconciled as follows:

(In thousands)	**2007**	2006	2005
Tax expense (benefit) at U.S. statutory rate	**$31,164**	$ (1,903)	$2,456
Impact of change in valuation allowances on non-U.S. losses	**163**	1,201	3,804
Impact on U.S. taxes from repatriation of foreign earnings	**1,477**	(44)	533
Extraterritorial income deduction/Section 199	**(402)**	(517)	(526)
Impact from nondeductible goodwill write-off	**0**	15,421	0
Impact from other nondeductible expenses	**306**	834	0
Non-U.S. tax lower than U.S. tax rates	**(493)**	(2,550)	(175)
Tax contingencies	**1,160**	0	0
Revaluation of deferred tax accounts	**3,079**	0	0
Other items – net	**412**	147	(252)
Recorded tax expense	**$36,866**	$12,589	$5,840

Note 10 – Common Stock

We sponsor a long-term incentive stock plan to provide for the granting of stock-based compensation to directors, officers and other key employees. In addition, we sponsor stock option and stock compensation plans for non-employee directors. Under the plan, the stock option price per share cannot be less than the fair market value per share as of the date of grant. For officers and other key employees, outstanding grants become exercisable over a three-year period, while options for non-employee directors are immediately exercisable. Proceeds from the sale of stock issued under option arrangements are credited to common stock.

Summaries of amounts issued under the stock option plans are presented in the following tables.

Stock option activity

	Stock Options	Weighted-Average Option Price Per Share
Outstanding at September 1, 2004	1,263,501	$ 24.13
Exercised	(73,000)	19.73
Canceled	(156,500)	23.95
Outstanding at August 31, 2005	1,034,001	24.44
Granted	80,000	22.26
Exercised	(207,069)	22.48
Canceled	(191,998)	25.65
Outstanding at August 31, 2006	714,934	24.44
Granted	41,900	32.73
Exercised	(343,668)	26.38
Canceled	(44,266)	25.22
Outstanding at August 31, 2007	**368,900**	**$ 23.68**

Exercisable stock options at year-end

2005	879,648
2006	591,982
2007	284,134

Shares available for grant at year-end

2005	1,200,000
2006	1,120,000
2007	956,365

Components of outstanding stock options at August 31, 2007

Range of Exercise Price	Number Outstanding	Weighted-Average Contract Life in Years	Weighted-Average Exercise Price	Intrinsic Value (In thousands)
$15.38 – 22.00	219,300	6.33	$20.97	$ 7,282
23.00 – 43.86	149,600	5.64	27.63	3,971
$15.38 – 43.86	368,900	6.05	$23.68	$11,253

Components of exercisable stock options at August 31, 2007

Range of Exercise Price	Number Exercisable	Weighted-Average Exercise Price	Intrinsic Value (In thousands)
$15.38 – 22.00	180,967	$ 20.87	$ 6,028
23.00 – 27.75	103,167	25.77	2,931
$15.38 – 27.75	284,134	$ 22.65	$ 8,959

Under our long-term incentive stock plan selected participants receive awards which convert into a variable number of restricted shares based on absolute measures based on earnings per share and return on assets. The restricted shares earned range from 50% to 200% of the target award. Restricted shares earned under the program are issued to the participants at the end of the three-year measurement period and are subject to forfeit if the participant leaves our employment within the following one to two years. For the performance period ended August 31, 2007, $864,000 performance units were earned ($1,207,000 and $0 in fiscal 2006 and fiscal 2005, respectively).

As of August 31, 2007 we had $2,981,000 of compensation expense not yet recognized related to nonvested stock awards. The weighted-average period that this compensation cost will be recognized is eighteen months.

Total after tax compensation expense included in net income for all stock based awards was $1,797,000, $1,096,000 and $452,000 for fiscal years 2007, 2006 and 2005, respectively.

Note 11 – Net Income Per Share

The following table sets forth the computation of basic and diluted net income (loss) per share:

(In thousands, except per share data)	**2007**	2006	2005
Numerator:			
Basic:			
Net income (loss)	**$ 50,705**	$ (19,587)	$ (262)
Effect of dilutive securities:			
Convertible debt interest	**0**	1,784	1,920
Income (loss) attributable to diluted shares	**$ 50,705**	$ (17,803)	$ 1,658
Denominator:			
Basic:			
Weighted average shares	**17,025**	14,898	14,608
Effect of dilutive securities:			
Convertible debt	**0**	1,651	1,778
Dilutive options and restricted shares	**81**	26	37
Diluted	**17,106**	16,575	16,423
Net income (loss) per share:			
Basic:	**$ 2.98**	$ (1.31)	$ (0.02)
Diluted:	**$ 2.96**	$ (1.31)	$ (0.02)

Note 12 – Business Segments And Geographic Information

Fluid Management. Our Fluid Management business segment designs, manufactures and markets equipment and systems used in oil and gas exploration and recovery, specialty chemical, wastewater treatment and a variety of other industrial applications. Primary brands are Moyno®, TARBY® and Hercules®. Our products and systems include hydraulic drilling power sections; down-hole and industrial pumps for applications involving the flow of viscous, abrasive and solid-laden slurries and sludge; and a broad line of ancillary equipment, such as rod guides, rod and tubing rotators, wellhead systems, pipeline closure products and valves. These products and systems are used at the wellhead and in subsurface drilling and production.

Process Solutions. Our Process Solutions business segment designs, manufactures and services glass-lined reactors and storage vessels, standard and customized fluid-agitation equipment and systems and customized fluoropolymer-lined fittings, vessels and accessories, primarily for the pharmaceutical and fine chemical markets. Primary brands are Pfaudler®, Tycon-Technoglass®, Chemineer® and Edlon®.

Romaco. Romaco designs, manufacturers and markets packaging and secondary processing equipment for the pharmaceutical, healthcare, nutriceutical, food and cosmetics industries. Packaging applications include dosing, filling and sealing of vials, capsules, tubes, bottles and blisters, as well as customized packaging. Primary brands are Noack®, Siebler®, FrymaKoruma®, Macofar®. and Promatic®.

We evaluate performance and allocate resources based on Income before Interest and Taxes ("EBIT"). Identifiable assets by business segment include all assets directly identified with those operations. Corporate assets consist mostly of cash and intangible assets. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that we account for U.S. inventory on a FIFO basis at the segment level compared to a LIFO basis at the consolidated level.

The following tables provide information about our reportable business segments.

(In thousands)	**2007**	2006	2005
Unaffiliated Customer Sales:			
Fluid Management	**$ 292,283**	$ 245,180	$ 198,700
Process Solutions	**273,890**	231,009	238,698
Romaco	**129,220**	149,200	167,375
Total	**$695,393**	$ 625,389	$ 604,773
Intersegment Sales:			
Fluid Management	**$ 0**	$ 0	$ 0
Process Solutions	**0**	441	752
Romaco	**0**	0	0
Corporate and Eliminations	**0**	(441)	(752)
Total	**$ 0**	$ 0	$ 0
Depreciation and Amortization:			
Fluid Management	**$ 7,376**	$ 7,491	$ 7,772
Process Solutions	**6,224**	6,496	7,497
Romaco	**2,090**	2,991	3,550
Corporate and Eliminations	**934**	1,600	1,574
Total	**$ 16,624**	$ 18,578	$ 20,393
EBIT:			
Fluid Management	**$ 76,973**	$ 56,522	$ 39,731
Process Solutions	**31,941**[1]	8,867[1]	4,739[1]
Romaco	**2,612**[2]	(38,189)[2]	(7,905)[2]
Corporate and Eliminations	**(17,244)**	(19,692)	(15,114)
Total	**$ 94,282**	$ 7,508	$ 21,451
Identifiable Assets:			
Fluid Management	**$ 252,980**	$ 234,579	$ 215,176
Process Solutions	**359,453**	328,495	326,707
Romaco	**101,777**	110,566	186,464
Corporate and Eliminations	**101,933**	38,407	11,846
Total	**$ 816,143**	$ 712,047	$ 740,193
Capital Expenditures:			
Fluid Management	**$ 8,373**	$ 7,882	$ 6,757
Process Solutions	**4,209**	2,046	9,053
Romaco	**960**	3,436	3,823
Corporate and Eliminations	**2,994**	296	630
Total	**$ 16,536**	$ 13,660	$ 20,263

Information about our operations in different geographical regions is presented below. Our primary operations are in the U.S. and Europe. Sales are attributed to countries based on the location of the customer.

(In thousands)	**2007**	2006	2005
Sales			
United States	**$280,645**	$253,818	$225,798
Europe	**185,168**	176,695	193,190
Other North America	**67,165**	71,535	68,052
Asia	**100,263**	79,481	82,357
South America	**40,541**	33,225	26,675
Other	**21,611**	10,635	8,701
	$695,393	$625,389	$604,773
Identifiable Assets			
United States	**$257,125**	$268,350	$271,493
Europe	**272,275**	250,034	315,625
Other North America	**59,743**	52,750	51,817
South America	**29,874**	26,628	22,776
Asia	**95,193**	76,619	66,636
Corporate	**101,933**	37,666	11,846
	$816,143	$712,047	$740,193

(1) Includes cost of $2,541,000 and $3,684,000 in fiscal years 2006 and 2005, respectively, related to the restructuring of our Process Solutions segment. Fiscal 2007 includes a gain of $5,036,000, fiscal 2006 includes losses of $189,000 and fiscal 2005 includes losses of $2,053,000 related to the disposition of facilities and product lines.

(2) Includes costs of $1,818,000, $4,755,000 and $4,279,000 in fiscal years 2007, 2006 and 2005, respectively, related to the restructuring of our Romaco segment. Fiscal 2007 includes a gain of $243,000 on product line and facility dispositions and fiscal 2006 includes a gain of $8,144,000 on the disposition of product lines. Fiscal 2006 also includes a $39,174,000 goodwill impairment charge.

Note 13 – Quarterly Data (Unaudited)

	2007 Quarters				
(In thousands, except per share data)	1st	2nd	3rd	4th	Total
Sales	**$154,433**	**$162,498**	**$171,428**	**$207,034**	**$695,393**
Gross profit	**53,863**	**54,849**	**61,415**	**72,214**	**242,341**
EBIT	**19,163**	**15,794**	**23,000**	**36,325**	**94,282**
Income before income taxes and minority interest	**17,623**	**14,449**	**21,535**	**35,432**	**89,039**
Net income	**10,613**	**7,932**	**13,248**	**18,912**	**50,705**
Net income per share:					
Basic	**$ 0.63**	**$ 0.47**	**$ 0.78**	**$ 1.10**	**$ 2.98**
Diluted	**0.62**	**0.46**	**0.77**	**1.10**	**2.96**
Weighted average common shares:					
Basic	**16,852**	**17,058**	**17,085**	**17,121**	**17,025**
Diluted	**17,031**	**17,166**	**17,205**	**17,192**	**17,106**

	2006 Quarters				
(In thousands, except per share data)	1st	2nd	3rd	4th	Total
Sales	$138,959	$149,997	$153,243	$183,190	$625,389
Gross profit	46,742	49,459	52,805	65,910	214,916
EBIT	(25,259)	7,510	6,174	19,083	7,508
Income (loss) before income taxes and minority interest	(28,782)	3,834	3,049	16,461	(5,438)
Net income (loss)	(29,734)	1,202	(75)	9,020	(19,587)
Net income (loss) per share:					
Basic	$ (2.02)	$ 0.08	$ (0.01)	$ 0.59	$ (1.31)
Diluted	(2.02)	0.08	(0.01)	0.56	(1.31)
Weighted average common shares:					
Basic	14,700	14,744	14,784	15,363	14,898
Diluted	16,499	16,537	16,592	16,713	16,575

Item 9. Changes In And Disagreements With Accountants On Accounting And Financial Disclosure

None.

Item 9a. Controls And Procedures

Evaluation of Disclosure Controls and Procedures

Management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), conducted an evaluation of the effectiveness of the design and operation of our "disclosure controls and procedures" (Disclosure Controls) as of August 31, 2007. Based upon this evaluation, our CEO and CFO have concluded that the design and operation of our disclosure controls and procedures were effective as of August 31, 2007.

Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's (SEC) rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis for purposes of providing the management report which is set forth below.

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management assessed our internal control over financial reporting as of August 31, 2007, the end of our fiscal year. Management based its assessment on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of August 31, 2007. Our independent registered public accounting firm, Ernst & Young LLP, independently assessed the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP has issued an attestation report, which is included at Part II, Item 8 of this Form 10-K.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fiscal quarter ended August 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9b. Other Information

None.

PART III

Item 10. Directors And Executive Officers Of The Registrant And Corporate Governance

Information Concerning Directors and Executive Officers

The information required by this item relating to directors and executive officers of the Company, the Company's Audit Committee and Section 16(a) Compliance is incorporated herein by reference to that part of the information under "Election of Directors," "Security Ownership" and "Section 16 Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement for its Annual Meeting of Shareholders scheduled to be held on January 9, 2008. Certain information concerning executive officers of the Company appears under "Executive Officers of the Registrant" at Part I of this Report.

Code of Ethics

The Company has a Code of Business Conduct (the "Code") that applies to all employees, executive officers and directors of the Company. A copy of the Code is posted on the Company's website. The Code also serves as a code of ethics for the Company's chief executive officer, principal financial officer, principal accounting officer, controller, or any person performing similar functions (the "Senior Officers"). Any waiver of any provision of the Code granted to a Senior Officer may only be granted by the full Board of Directors or its Audit Committee. If a waiver is granted, information concerning the waiver will be posted on the Company's website www.robn.com for a period of 12 months.

Audit Committee Financial Expert

The Company's Board of Directors has determined that at least two persons serving on its audit committee are "audit committee financial experts" as defined under Item 401(h) of Regulation S-K. Dale L. Medford and Andrew G. Lampereur, members of the audit committee, are audit committee financial experts and are independent as that term is used in the Item 7(d) (3) (iv) of the Schedule 14A under the Exchange Act.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated herein by reference to the Proxy Statement for our Annual Meeting of Shareholders on January 9, 2008.

Item 12. Security Ownership Of Certain Beneficial Owners And Management And Related Stockholder Matters

The following table sets forth certain information regarding our equity compensation plans as of August 31, 2007:

Plan Category	(a) Number of Common Shares to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders	368,900	$23.68	956,365
Equity compensation plans not approved by shareholders	0	0	0
Total	368,900	$23.68	956,365

(1) Includes outstanding options under (i) our 1994 Long-Term Incentive Stock Plan, 1995 Stock Option Plan for Non-Employee Directors, and 1999 Long-Term Incentive Plan, all of which have terminated as to future awards, and (ii) our 2004 Stock Incentive Plan.

(2) All shares listed in Column (c) are available for future awards under our 2004 Stock Incentive Plan. Awards may be comprised of options, restricted shares, performance shares, share awards or share unit awards upon such terms as the Compensation Committee of the Board determines at the time of grant that are consistent with the express terms of the plan.

The other information required by this Item 12 is incorporated herein by reference to the Proxy Statement for our Annual Meeting of Shareholders on January 9, 2008.

Item 13. Certain Relationships And Related Transactions And Director Independence

The information required by this Item 13 is incorporated herein by reference to the Proxy Statement for our Annual Meeting of Shareholders on January 9, 2008.

Item 14. Principal Accountant Fees And Services

The information required by this Item 14 is incorporated herein by reference to the Proxy Statement for our Annual Meeting of Shareholders on January 9, 2008.

PART IV

Item 15. Exhibits And Financial Statement Schedules

(a) (1) FINANCIAL STATEMENTS

The following consolidated financial statements of Robbins & Myers, Inc. and its subsidiaries are at Item 8 hereof.

Consolidated Balance Sheet - August 31, 2007 and 2006.

Consolidated Statement of Operations -
Years ended August 31, 2007, 2006 and 2005.

Consolidated Shareholders' Equity Statement -
Years ended August 31, 2007, 2006 and 2005.

Consolidated Cash Flow Statement -
Years ended August 31, 2007, 2006 and 2005.

Notes to Consolidated Financial Statements.

(a) (2) FINANCIAL STATEMENT SCHEDULE

Schedule II – Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable, or not required, or because the required information is included in the consolidated financial statements or notes thereto.

(a) (3) EXHIBITS. See INDEX to EXHIBITS.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Robbins & Myers, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 12th day of November, 2007.

ROBBINS & MYERS, INC.

BY /s/ Peter C. Wallace

Peter C. Wallace
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of Robbins & Myers, Inc. and in the capacities and on the date indicated:

Name	Title	Date
/s/ Peter C. Wallace Peter C. Wallace	Director, President and Chief Executive Officer	November 12, 2007
/s/ Christopher M. Hix Christopher M. Hix	Vice President and Chief Financial Officer (Principal Financial Officer)	November 12 2007
/s/ Kevin J. Brown Kevin J. Brown	Corporate Controller (Principal Accounting Officer)	November 12, 2007
*Thomas P. Loftis	Chairman Of Board	November 12, 2007
*Daniel W. Duval	Director	November 12, 2007
*David T. Gibbons	Director	November 12, 2007
*Stephen F. Kirk	Director	November 12, 2007
*Andrew G. Lampereur	Director	November 12, 2007
*William D. Manning	Director	November 12, 2007
*Dale L. Medford	Director	November 12, 2007

*The undersigned, by signing his name hereto, executes this Report on Form 10-K for the year ended August 31, 2007 pursuant to powers of attorney executed by the above-named persons and filed with the Securities and Exchange Commission.

/s/ Peter C. Wallace

Peter C. Wallace
Their Attorney-in-fact

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

Description (in thousands)	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts – Describe	Deductions – Describe	Balance at End of Period
Year Ended August 31, 2007					
Allowances and reserves deducted from assets:					
Uncollectible and reserves deducted from assets	**$ 6,860**	**$2,455**	**$ 0**	**$3,126**[1]	**$ 6,189**
Inventory obsolescence	**17,583**	**2,156**	**0**	**5,602**[2]	**14,137**
Deferred tax asset valuation allowance	**23,151**	**1,421**	**0**	**5,432**[7]	**19,140**
Other reserves:					
Warranty claims	**7,605**	**2,188**	**0**	**1,871**[3]	**7,922**
Current & L-T insurance reserves	**1,741**	**871**	**0**	**949**[4]	**1,663**
Restructuring reserves	**1,755**	**0**	**0**	**1,497**[5]	**258**
Year Ended August 31, 2006					
Allowances and reserves deducted from assets:					
Uncollectible and reserves deducted from assets	$ 4,632	$2,828	$ 0	$ 600[1]	$ 6,860
Inventory obsolescence	21,351	2,347	0	6,115[2]	17,583
Deferred tax asset valuation allowance	23,296	1,201	0	1,346[7]	23,151
Other reserves:					
Warranty claims	9,176	3,134	0	4,705[3]	7,605
Current & L-T insurance reserves	2,098	1,294	0	1,651[4]	1,741
Restructure reserves	1,074	5,738	0	5,057[5]	1,755
Year Ended August 31, 2005					
Allowances and reserves deducted from assets:					
Uncollectible and reserves deducted from assets	$ 4,018	$1,088	$ 0	$ 474[1]	$ 4,632
Inventory obsolescence	20,651	3,425	0	2,725[2]	21,351
Deferred tax asset valuation allowance	16,792	3,803	2,701[6]	0	23,296
Other reserves:					
Warranty claims	8,330	3,348	0	2,502[3]	9,176
Current & L-T insurance reserves	2,203	1,680	0	1,785[4]	2,098
Restructure reserves	667	5,677	0	5,270[5]	1,074

Note (1) Represents accounts receivable written off against the reserve, and impact from dispositions of $981,000 and $200,000 in fiscal 2007 and 2006, respectively.

Note (2) Inventory items scrapped and written off against the reserve, and impact from dispositions of $2,484,000 and $2,800,000 in fiscal 2007 and 2006, respectively.

Note (3) Warranty cost incurred applied against the reserve, and impact from dispositions of $91,000 and $970,000 in fiscal 2007and 2006, respectively.

Note (4) Spending against casualty reserve.

Note (5) Spending against restructure reserve.

Note (6) Increase to deferred tax asset and valauation allowance and exchange rates

Note (7) Impact of exchange rates, valuation allowance release and changes in tax rates

Index To Exhibits

(3) ARTICLES OF INCORPORATION AND BY-LAWS:

3.1	Amended Articles of Incorporation of Robbins & Myers, Inc.	F
3.2	Code of Regulations of Robbins & Myers, Inc. was filed as Exhibit 3.2 to our Quarterly Report on Form 10-Q for the Quarter ended February 28, 2007	*

(4) INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES:

4.1	Fifth Amended and Restated Credit Agreement dated December 19, 2006 among Robbins & Myers, Inc., Robbins & Myers Finance Europe B.V., the Lenders named in the amended agreement and JP Morgan Chase Bank, N.A. as Administrative Agent and Issuing Bank was filed as Exhibit 4.1 to our Current Report on Form 8-K filed on December 22, 2006.	*
4.2	Amended and Restated Pledge and Security Agreement between Robbins & Myers, Inc. and Bank One, Dayton, N.A., dated May 15, 1998, was filed as Exhibit 4.2 to our Report on Form 10-K for the year ended August 31, 2003	*
4.3	Form of $100 million senior note agreement dated May 1, 1998 was filed as Exhibit 4.1 to our Report on Form 10-Q for the quarter ended May 31, 1998	*

(10) MATERIAL CONTRACTS:

10.1	Robbins & Myers, Inc. Cash Balance Pension Plan (As Amended and Restated Effective as of October 1, 1999) was filed as Exhibit 10.1 to our Annual Report on Form 10-K for the year ended August 31, 2001	*/M
10.2	Third Amendment to the Robbins & Myers, Inc. Cash Balance Pension Plan, dated October 31, 2005 was filed as an Exhibit to our Current Report on Form 8-K filed on November 4, 2005	*/M
10.3	Robbins & Myers, Inc. Employee Savings Plan as amended through August 31, 2000 was filed as Exhibit 10.4 to our Annual Report on Form 10-K for the year ended August 31, 2000	*/M
10.4	Robbins & Myers, Inc. Executive Supplemental Retirement Plan as amended through October 5, 2007	F/M
10.5	Robbins & Myers, Inc. Executive Supplemental Pension Plan as amended through October 5, 2007	F/M
10.6	Form of Indemnification Agreement between Robbins & Myers, Inc., and each director was filed as Exhibit 10.5 to our Annual Report on Form 10-K for the year ended August 31, 2001	*/M
10.7	Robbins & Myers, Inc. 1994 Directors Stock Compensation Plan was filed as Exhibit 10.6 to our Annual Report on Form 10-K for the year ended August 31, 2001	*/M
10.8	Robbins & Myers, Inc. 1994 Long-Term Incentive Stock Plan as amended was filed as Exhibit 10.11 to our Report on Form 10-K for the year ended August 31, 1996	*/M
10.9	Robbins & Myers, Inc. 1995 Stock Option Plan for Non-Employee Directors was filed as Exhibit 10.12 to our Report on Form 10-K for the year ended August 31, 1996	*/M
10.10	Robbins & Myers, Inc. Senior Executive Annual Cash Bonus Plan as amended through October 5, 2007	F/M
10.11	Robbins & Myers, Inc. 1999 Long-Term Incentive Stock Plan was filed as Exhibit 4.3 to our Registration Statement on Form S-8 (File No. 333-35856)	*/M
10.12	Robbins & Myers, Inc. 2004 Stock Incentive Plan as amended through October 4, 2007	F/M
10.13	Letter Agreement between Robbins & Myers, Inc. and Christopher M. Hix, dated July 17, 2006 was filed as an Exhibit to our Current Report on Form 8-K filed on July 17, 2006	*/M
10.14	Employment Agreement between Robbins & Myers, Inc. and Peter C. Wallace as amended through October 5, 2007 and dated November 9, 2007.	F/M
10.15	Form of Executive Officer Change of Control Agreement as amended through October 5, 2007 entered into with each of Gary S. Brewer, Kevin J. Brown, Christopher M Hix, and Saeid Rahimian	F/M

10.16	2006 Executive Supplemental Retirement Plan, effective August 31, 2006, and as amended through October 5, 2007	F/M
10.17	Asset and Share Purchase Agreement, dated February 28, 2006, among Robbins & Myers, Inc., Romaco International B.V., and Romaco Pharmatechnik GmbH and Coesia, S.p.A. was filed as an Exhibit to our Current Report on Form 8-K filed on March 3, 2006	*
10.18	Form of Option Award Agreement under Robbins & Myers, Inc. 2004 Stock Incentive Plan approved by the Compensation Committee of Board of Directors of Robbins & Myers, Inc. on October 5, 2007	F/M
10.19	Form of Award Agreement for Restricted Share Award under Robbins & Myers, Inc. 2004 Stock Incentive Plan approved by the Compensation Committee of Board of Directors of Robbins & Myers, Inc. on October 5, 2007	F/M
10.20	Form of Award Agreement for Performance Share Award under Robbins & Myers, Inc. 2004 Stock Incentive Plan approved by the Compensation Committee of Board of Directors of Robbins & Myers, Inc. on October 5, 2007	F/M
10.21	Award Agreement for Performance Share Award to Peter C. Wallace under Robbins &Myers, Inc. 2004 Stock Incentive Plan approved by the Compensation Committee of Board of Directors of Robbins & Myers, Inc. on October 6, 2005 was filed as an Exhibit to our Current Report on Form 8-K filed on October 11, 2005	*/M

(14) CODE OF CONDUCT

14.1	Robbins & Myers, Inc. Code of Business Conduct was filed as Exhibit 14.1 to our Report on Form 10-K for the year ended August 31, 2006	*

(21) SUBSIDIARIES OF THE REGISTRANT

21.1	Subsidiaries of Robbins & Myers, Inc.	F

(23) CONSENTS OF EXPERTS AND COUNSEL

23.1	Consent of Ernst & Young LLP	F

(24) POWER OF ATTORNEY

24.1	Powers of Attorney of any person who signed this Report on Form 10-K on behalf of another pursuant to a Power of attorney	F

(31) RULE 13A-14(A) CERTIFICATIONS

31.1	Rule 13a-14(a) CEO Certification	F
31.2	Rule 13a-14(a) CFO Certification	F

(32) SECTION 1350 CERTIFICATIONS

32.1	Section 1350 CEO Certification	F
32.2	Section 1350 CFO Certification	F

"F" Indicates Exhibit is being filed with this Report.

"*" Indicates that Exhibit is incorporated by reference in this Report from a previous filing with the Commission. Unless otherwise indicated, all incorporated items are incorporated from SEC File No. 000-288.

"R" Instrument with respect to indebtedness that does not exceed 10% of the Company's total assets which is not being filed, but will be furnished to the Commission upon its request.

"M" Indicates management contract or compensatory arrangement.

Exhibit 21.1

Subsidiaries Of Robbins & Myers, Inc.

Robbins & Myers, Inc. has the following subsidiaries all of which (i) do business under the name under which they are organized and (ii) are included in our consolidated financial statements. The names of such subsidiaries are set forth below.

	Jurisdiction in which Incorporated	Percentage of Ownership
Chemineer, Inc.	Delaware	100
Dalian Moyno Pump Co., Ltd.	China	60
Edlon, Inc.	Delaware	100
FrymaKoruma GmbH	Germany	100
FrymaKoruma AG	Switzerland	100
GMM Pfaudler Limited	India	51
Moyno de Mexico, S.A. de C.V.	Mexico	51
Moyno, Inc.	Delaware	100
Pfaudler Equipamentos Industriais Ltda.	Brazil	100
Pfaudler S.A. de C.V.	Mexico	100
Pfaudler, Inc.	Delaware	100
Pfaudler-Werke GmbH	Germany	100
R&M Energy Systems de Venezuela, C.A.	Venezuela	100
Robannic Overseas Finance A.V.V.	Netherlands Antilles	100
Robbins & Myers Belgium S.A.	Belgium	100
Robbins & Myers Canada, Ltd.	Canada	100
Robbins & Myers de Mexico, S.A. de C.V.	Mexico	100
Robbins & Myers (Suzhou) Process Equipment Co., Ltd.	China	100
Robbins & Myers Energy Systems Australia Pty. Ltd	Australia	100
Robbins & Myers Energy Systems de Argentina S.A.	Argentina	100
Robbins & Myers Energy Systems Indonesia Ltd	Indonesia	100
Robbins & Myers Energy Systems L.P.	Texas	100
Robbins & Myers Energy Systems, Inc.	Delaware	100
Robbins & Myers Finance Europe B.V.	Netherlands	100
Robbins & Myers Holdings, Inc.	Delaware	100
Robbins & Myers Holdings SA de CV	Mexico	100
Robbins & Myers Italia S.r.l.	Italy	100
Robbins & Myers U.K. Limited	England	100
Rodic S.A. de C.V.	Mexico	100
Romaco do Brazil	Brazil	100
Romaco Holdings U.K. Limited	United Kingdom	100
Romaco Immobilienverwaltungs GmbH	Germany	100
Romaco Inc.	Delaware	100
Romaco International B.V.	Netherlands	100
Romaco Machinery S.A.	Spain	100
Robbins & Myers N.V.	Netherland Antilles	100
Romaco Pharmatechnik GmbH	Germany	100
Romaco S.r.l.	Italy	100
Romaco UK Limited	United Kingdom	100
Suzhou Pfaudler Glass-Lined Equipment Co., Limited	China	76
Tarby, Inc.	Delaware	100
Tycon Technoglass S.r.l.	Italy	100

Exhibit 23.1

Consent Of Independent Registered Public Accounting Firm

We consent to the inclusion in this Annual Report (Form 10-K) of Robbins & Myers, Inc. and Subsidiaries of our reports dated November 9, 2007, with respect to the consolidated financial statements of Robbins & Myers, Inc. and Subsidiaries and the effectiveness of internal control over financial reporting of Robbins & Myers, Inc. and Subsidiaries included in the Annual Report to Shareholders of Robbins & Myers, Inc. and Subsidiaries for the year-ended August 31, 2007.

Our audits also included the financial statement schedule of Robbins & Myers, Inc. and Subsidiaries listed in Item 15(a). This schedule is the responsibility of Robbins & Myers, Inc. and Subsidiaries' management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We consent to the incorporation by reference in the Registration Statements (Form S-8's) pertaining to Stock Option Plan for Non-Employee Directors (No. 33-43625, dated November 1, 1991), 1994 Directors' Stock Compensation Plan (No. 33-84032, dated September 13, 1994), Robbins & Myers, Inc. 1994 Long-term Incentive Plan (No. 333-00291, dated January 19, 1996), Robbins & Myers, Inc. 1995 Stock Option Plan for Non-employee Directors (No. 333-00293, dated January 19, 1996), Robbins & Myers, Inc. 1999 Long-term Incentive Plan (No. 333-35856, dated April 28, 2000), the Robbins & Myers, Inc. 2004 Stock Incentive Plan as Amended (No. 333-121899), the Registration Statement (Form S-3, No. 333-31235, dated July 14, 1997) pertaining to Investor Stock Purchase Plan and Post Effective Amendment No. 1 (dated August 20, 2003), and the Registration Statement (Form S-3, No. 333-106780, dated August 20, 2003) pertaining to an offering of securities to be designated by the Company, of our reports dated November 9, 2007, with respect to the consolidated financial statements of Robbins & Myers, Inc. and Subsidiaries and the effectiveness of internal control over financial reporting of Robbins & Myers, Inc. and Subsidiaries, included in this Annual Report (Form 10-K) of Robbins & Myers, Inc. and Subsidiaries for the year ended August 31, 2007.

/s/ Ernst & Young, LLP
Dayton, Ohio
November 9, 2007

Exhibit 24.1

ROBBINS & MYERS, INC.

Limited Power Of Attorney

WHEREAS, Robbins & Myers, Inc. (the "Company") intends to file with the Securities and Exchange Commission its Annual Report on Form 10-K for the year ended August 31, 2007:

NOW, THEREFORE, each of the undersigned in his capacity as a director of the Company hereby appoints Peter C. Wallace his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to execute in his name, place and stead, the Company's Annual Report on Form 10-K for the year ended August 31, 2007 (including any amendment to such report) and any and all other instruments necessary or incidental in connection therewith, and to file the same with the Securities and Exchange Commission. Said attorney shall have full power and authority to do and perform in the name and on behalf of the undersigned, in the aforesaid capacity, every act whatsoever necessary or desirable to be done, as fully to all intents and purposes as the undersigned might or could do in person. The undersigned hereby ratifies and approves the act of said attorney.

IN WITNESS WHEREOF, the undersigned has executed this instrument this 12th day of November, 2007.

/s/ Thomas P. Loftis

Thomas P. Loftis

/s/Daniel W. Duval

Daniel W. Duval

/s/ David T. Gibbons

David T. Gibbons

/s/ Stephen F. Kirk

Stephen F. Kirk

/s/ Andrew G. Lampereur

Andrew G. Lampereur

/s/ William D. Manning

William D. Manning

/s/ Dale L. Medford

Dale L. Medford

Exhibit 31.1

Certification
Pursuant To Rule 13a - 14(a)

I, Peter C. Wallace, certify that:

1. I have reviewed this Annual Report on Form 10-K of Robbins & Myers, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstance under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the Registrant's internal controls over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal controls over financial reporting; and

5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: November 12, 2007

/s/ Peter C. Wallace

Peter C. Wallace
President and Chief Executive Officer

Exhibit 31.2

Certification
Pursuant To Rule 13a – 14(a)

I, Christopher M. Hix, certify that:

1. I have reviewed this Annual Report on Form 10-K of Robbins & Myers, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstance under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the Registrant's internal controls over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal controls over financial reporting; and

5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: November 12, 2007

/s/ Christopher M. Hix

Christopher M. Hix
Vice President and Chief Financial Officer

Exhibit 32.1

Certification Pursuant To 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act Of 2002

I, Peter C. Wallace, President and Chief Executive Officer of Robbins & Myers, Inc. ("the Company"), do hereby certify in accordance with 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Annual Report on Form 10-K of the Company for the period ended August 31, 2007 (the "Annual Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78c(d)) and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 12, 2007

/s/ Peter C. Wallace

Peter C. Wallace
President and Chief Executive Officer

Exhibit 32.2

Certification Pursuant To 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act Of 2002

I, Christopher M. Hix, Vice President and Chief Financial Officer of Robbins & Myers, Inc. ("the Company"), do hereby certify in accordance with 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Annual Report on Form 10-K of the Company for the period ended August 31, 2007 (the "Annual Report") fully complies with the requirements of section 33(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78c(d)) and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 12, 2007

/s/ Christopher M. Hix

Christopher M. Hix
Vice President and Chief Financial Officer

Reconciliation Of Non-GAAP Information (Unaudited)

	Year Ended		
	August 31, 2007	August 31, 2006	August 31, 2005
Net income	**$ 50,705**	$ (19,587)	$ (262)
Interest expense	**5,243**	12,946	14,433
Income taxes	**36,866**	12,589	5,840
Minority interest	**1,468**	1,560	1,440
EBIT	**94,282**	7,508	21,451
Minority interest	**(1,468)**	(1,560)	(1,440)
Depreciation & amortization	**16,624**	18,578	20,393
EBITDA	**109,438**	24,526	40,404
Special items:			
(1) Process Solutions segment			
Cost of sales – restructuring inventory write downs	**–**	370	1,130
Other – restructuring costs	**–**	4,160	2,554
Net product line/facility sale gains	**(5,036)**	(1,800)	2,053
	(5,036)	2,730	5,737
(2) Romaco segment			
Cost of sales – restructuring inventory write downs	**–**	757	–
Other – restructuring costs	**1,818**	4,312	4,279
Net product line/facility sale gains	**(243)**	(8,458)	–
Goodwill impairment	**–**	39,174	–
	1,575	35,785	4,279
Total Special Items	**(3,461)**	38,515	10,016
Adjusted EBITDA	**$ 105,977**	$ 63,041	$ 50,420
Adjusted EBIT	**$ 90,821**	$ 46,023	$ 31,467
Diluted EPS	**$ 2.96**	$ (1.31)	$ (0.02)
Per Share Effect of Special Items Above	**(0.12)**	2.57	0.52
Diluted EPS Ex-Special Items	**$ 2.84**	$ 1.26	$ 0.50

Board Of Directors And Corporate Officers

ROBBINS & MYERS, INC.

Board of Directors

Daniel W. Duval (2, 3)
Former President and
Chief Executive Officer
Robbins & Myers, Inc.
Lead Director, Arrow Electronics, Inc.
Director, The Manitowoc Company, Inc.

David T. Gibbons (2, 3)
Former President,
Chief Executive Officer and
Chairman of The Perrigo Company
Director, Cott Corporation
Director, The Perrigo Company

Stephen F. Kirk (1,2)
Senior Vice President
The Lubrizol Corporation
President, Lubrizol Additives

Andrew G. Lampereur (1)
Executive Vice President and
Chief Financial Officer
Actuant Corporation

Thomas P. Loftis
Chairman of the Board
Robbins & Myers, Inc.
President, Midland Properties

William D. Manning (1, 2)
Former Senior Vice President
The Lubrizol Corporation

Dale L. Medford (1, 3)
Former Executive Vice President
& Chief Financial Officer
Reynolds & Reynolds Company

Peter C. Wallace
President and Chief Executive Officer
Robbins & Myers, Inc.
Director, Applied Industrial
Technologies, Inc.

(1) Members of the Audit Committee
(2) Members of the Compensation Committee
(3) Members of the Nominating & Governance Committee

Corporate Officers

Peter C. Wallace
President and Chief Executive Officer

Gary L. Brewer
Vice President and President
of Process Solutions Group

Kevin J. Brown
Controller and Principal Accounting Officer

Jeffrey L. Halsey
Vice President, Human Resources

Christopher M. Hix
Vice President and Chief Financial Officer

Michael J. McAdams
Treasurer

Saeid Rahimian
Vice President and President
of Fluid Management Group

Joseph M. Rigot
Secretary and General Counsel

Shareholder Information

Robbins & Myers, Inc.

Corporate Headquarters

Robbins & Myers, Inc.

51 Plum Street, Suite 260

Dayton, Ohio 45440

(937) 458-6600

Independent Registered Public Accounting Firm

Ernst & Young LLP

1660 Kettering Tower

Dayton, Ohio 45423

Shareholder Inquiries:

Inquiries regarding change of address, dividend payments, lost certificates and Form 1099 should be addressed to:

Registrar and Transfer Agent

National City Bank

Corporate Trust Operations

P.O. Box 92301

Cleveland, Ohio 44193

(800) 622-6757

Securities Analysts/Institutional Investor Inquiries

Christopher M. Hix

VP & Chief Financial Officer

Phone: (937) 458-6635

Fax: (937) 458-6655

e-mail: chris.hix@robn.com

Annual Meeting

January 9, 2008

11:00 a.m.

Dayton Racquet Club

Kettering Tower

40 North Main Street

Dayton, OH 45423

Dividend Reinvestment and Stock Purchase Plan

Robbins & Myers, Inc., offers a convenient way to invest through our Investor Stock Purchase Plan. Investors can acquire shares by reinvesting dividends and/or optional cash payments. To obtain a Plan Prospectus and authorization forms, contact:

National City Bank

Reinvestment Services

P.O. Box 92301

Cleveland, Ohio 44193

Public Filings

Copies of the Company's Form 10-K and Form 10-Q filed with the Securities & Exchange Commission are available without charge from the Company and through our website @ www.robn.com.

Quarterly Stock Price and Dividends Paid

(Per Share of Common Stock)

2007	Market Price			
Quarter Ended	High	Low	Close	Dividends
November 30, 2006	$42.79	$27.96	$42.79	$0.055
February 28, 2007	47.21	39.15	39.17	0.065
May 31, 2007	46.13	34.95	44.92	0.065
August 31, 2007	61.93	42.35	54.18	0.065
				$0.250

2006	Market Price			
Quarter Ended	High	Low	Close	Dividends
November 30, 2005	$23.06	$19.98	$21.20	$0.055
February 28, 2006	23.58	20.21	20.98	0.055
May 31, 2006	25.37	20.12	23.44	0.055
August 31, 2006	29.03	22.61	28.80	0.055
				$0.220

ROBBINS
MYERS

Robbins & Myers, Inc.
51 Plum Street, Suite 260
Dayton, Ohio 45440
(937) 458-6600

END

For more information about Robbins & Myers, Inc. please visit our web site. www.robn.com